Exhibit 99.1

Nexa Resources S.A.
Consolidated financial statements
at December 31, 2020 and independent auditor’s report

Contents

Consolidated financial statements

Notes to the consolidated financial statements

1	General information	9
2	Information by business segment	10
3	Basis of preparation of the consolidated financial statements	13
4	Principles of consolidation	18
5	Changes in the main accounting policies and disclosures	20
6	Net revenues	21
7	Expenses by nature	24
8	Mineral exploration and project evaluation	24
9	Other income and expenses, net	25
10	Net financial results	25
11	Current and deferred income tax	26
12	Financial risk management	29
13	Financial instruments	34
14	Fair value estimates	36
15	Cash and cash equivalents	38
16	Financial investments	39
17	Derivative financial instruments	39
18	Sensitivity analysis	42
19	Trade accounts receivables	43
20	Inventory	44
21	Other assets	45
22	Related parties	46
23	Property, plant and equipment	48
24	Intangible assets	53
25	Right-of-use assets and lease liabilities	55
26	Loans and financings	56
27	Trade Payables	60
28	Asset retirement and environmental obligations	61
29	Provisions	62
30	Contractual obligations	65
31	Confirming Payables	66
32	Shareholders’ equity	67
33	Impairment of non-current assets	70
34	Long-term commitments	76
35	Events after the reporting period	76

Nexa Resources S.A. Consolidated income statement Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2020	2019	2018
Net revenues	6	1,950,929	2,332,715	2,491,670
Cost of sales	7	(1,563,931)	(1,947,828)	(1,892,247)
Gross profit		386,998	384,887	599,423

Operating expenses
Selling, general and administrative	7	(151,619)	(216,511)	(159,603)
Mineral exploration and project evaluation	7 and 8	(57,201)	(119,063)	(129,559)
Impairment of non-current assets	33	(557,497)	(142,133)	(3,283)
Other income and expenses, net	9	(19,164)	(18,206)	27,575
		(785,481)	(495,913)	(264,870)
Operating (loss) income		(398,483)	(111,026)	334,553

Net financial results	10
Financial income		11,168	31,054	67,509
Financial expenses		(159,759)	(117,399)	(119,124)
Other financial items, net		(129,584)	(18,509)	(151,039)
		(278,175)	(104,854)	(202,654)

(Loss) income before income tax		(676,658)	(215,880)	131,899

Income tax	11 (a)
Current		(63,192)	(46,382)	(71,787)
Deferred		87,344	104,746	33,030
Net (loss) income for the year		(652,506)	(157,516)	93,142
Attributable to NEXA's shareholders		(559,247)	(145,135)	77,026
Attributable to non-controlling interests		(93,259)	(12,381)	16,116
Net (Loss) income for the year		(652,506)	(157,516)	93,142
Weighted average number of outstanding shares – in thousands		132,439	132,622	133,313
Basic and diluted (losses) earnings per share – USD	32 (f)	(4.22)	(1.09)	0.58

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Consolidated statement of comprehensive income Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2020	2019	2018
Net (loss) income for the year		(652,506)	(157,516)	93,142

Other comprehensive loss, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	17 (b)	(98)	1,332	(2,318)
Deferred income tax		101	(453)	126
Translation adjustment of foreign subsidiaries	32 (e)	(138,840)	(21,115)	(9,959)
		(138,837)	(20,236)	(12,151)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	26 (c)	(787)	-	-
Deferred income tax		(88)	-	-
		(875)	-	-
Other comprehensive loss for the year, net of income tax		(139,712)	(20,236)	(12,151)

Total comprehensive (loss) income for the year		(792,218)	(177,752)	80,991
Attributable to NEXA’s shareholders		(682,132)	(172,453)	75,094
Attributable to non-controlling interests		(110,086)	(5,299)	5,897
Total comprehensive (loss) income for the year		(792,218)	(177,752)	80,991

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Consolidated balance sheet As at December 31 All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2020	2019
Current assets
Cash and cash equivalents	15	1,086,163	698,618
Financial investments	16	35,044	58,423
Derivative financial instruments	17	16,329	4,835
Trade accounts receivables	19	229,032	177,231
Inventory	20	256,522	295,258
Recoverable income tax		12,953	37,850
Other assets	21	91,141	103,134
		1,727,184	1,375,349
Non-current assets
Financial investments	16	-	352
Derivative financial instruments	17	15,651	14,689
Deferred income tax	11	221,580	239,740
Recoverable income tax		13,110	6,663
Other assets	21	93,131	138,808
Property, plant and equipment	23	1,898,296	2,122,690
Intangible assets	24	1,076,405	1,538,526
Right-of-use assets	25	18,869	29,547
		3,337,042	4,091,015

Total assets		5,064,226	5,466,364

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	26	146,002	33,149
Lease liabilities	25	15,999	16,474
Derivative financial instruments	17	5,390	8,276
Trade payables	27	370,122	414,080
Confirming payables	31	145,295	82,770
Dividends payable		4,557	6,662
Asset retirement and environmental obligations	28	33,095	19,001
Contractual obligations	30	27,132	26,351
Salaries and payroll charges		56,107	58,913
Tax liabilities		43,630	9,694
Other liabilities		29,230	23,620
		876,559	698,990
Non-current liabilities
Loans and financings	26	1,878,312	1,475,408
Lease liabilities	25	9,690	17,910
Derivative financial instruments	17	21,484	13,542
Asset retirement and environmental obligations	28	242,951	274,826
Provisions	29	30,896	26,071
Deferred income tax	11	218,392	287,952
Contractual obligations	30	138,893	154,171
Other liabilities		25,805	35,308
		2,566,423	2,285,188

Total liabilities		3,442,982	2,984,178

Shareholders’ equity	32
Attributable to NEXA’s shareholders		1,377,445	2,109,577
Attributable to non-controlling interests		243,799	372,609
		1,621,244	2,482,186
Total liabilities and shareholders’ equity		5,064,226	5,466,364

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Consolidated statement of cash flows Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2020	2019	2018
Cash flows from operating activities
(Loss) income before income tax		(676,658)	(215,880)	131,899
Impairment of non-current assets	33	557,497	142,133	3,283
Depreciation and amortization	23, 24 and 25	243,925	317,892	267,189
Interest and foreign exchange effects		157,806	65,000	143,199
Loss (gain) on sale of property, plant and equipment and intangible assets	9	2,268	(857)	8,616
Gain on sale of investments	9	-	-	(348)
Changes in provisions		13,159	3,854	29,777
Changes in Fair Value of loans and financings	10	8,058	6,640	-
Changes in operating assets and liabilities	15 (b)	92,460	(71,634)	(53,040)
Interest paid on loans and financings	26 (c)	(69,906)	(71,804)	(74,592)
Interest paid on lease liabilities	25 (b)	(1,385)	(3,259)	-
Premium paid on bonds repurchase	26 (c)	(14,481)	-	-
Income tax paid		(21,043)	(49,262)	(108,385)
Net cash provided by operating activities		291,700	122,823	347,598

Cash flows from investing activities
Additions of property, plant and equipment	23	(323,688)	(396,672)	(299,773)
Net (purchases) sales of financial investments		(47,522)	54,710	140,402
Proceeds from the sale of property, plant and equipment		2,014	6,570	1,268
Net cash used in by investing activities		(369,196)	(335,392)	(158,103)

Cash flows from financing activities
New loans and financings	26 (c)	1,296,496	106,229	294,640
Debt issue costs	26 (c)	(9,921)	(255)	(1,739)
Payments of loans and financings	26 (c)	(757,513)	(19,437)	(295,104)
Payments of lease liabilities	25 (b)	(9,100)	(13,280)	-
Dividends paid	32 (j)	(55,964)	(113,389)	(3,475)
Dividends not withdrawn		1,009	-	-
Reimbursement of share premium		-	-	(80,000)
Repurchase of the Company’s own shares		-	(8,103)	(1,352)
Acquisition of non-controlling interests		-	(71,054)	-
Capital reduction related to Pollarix S.A. acquisition		-	-	(87,623)
Capital reduction of subsidiary – non-controlling interests	32 (i)	(13,392)	-	-
Disbursement from equity transactions with non-controlling shareholders		-	-	(2,757)
Net cash (used in) provided by financing activities		451,615	(119,289)	(177,410)

Foreign exchange effects on cash and cash equivalents		(16,070)	(2,462)	1,816
Other highly liquid short-term investments	15	29,496	-	-

(Decrease) increase in cash and cash equivalents		387,545	(334,320)	13,901
Cash and cash equivalents at the beginning of the year		698,618	1,032,938	1,019,037
Cash and cash equivalents at the end of the year		1,086,163	698,618	1,032,938

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2018	133,320	-	1,123,755	1,318,728	(53,144)	(77,356)	2,445,303	422,068	2,867,371
Impact of the adoption of IFRS 9	-	-	-	-	(1,818)	-	(1,818)	-	(1,818)
At January 1, 2018 after impacts of the adoption of new standards	133,320	-	1,123,755	1,318,728	(54,962)	(77,356)	2,443,485	422,068	2,865,553
Net income for the year	-	-	-	-	77,026	-	77,026	16,116	93,142
Other comprehensive loss for the year	-	-	-	-	-	(1,932)	(1,932)	(10,219)	(12,151)
Total comprehensive (loss) income for the year	-	-	-	-	77,026	(1,932)	75,094	5,897	80,991
Decrease in non-controlling interests	-	-	-	-	-	-	-	(2,757)	(2,757)
Reimbursement of share premium - USD 0.60 per share	-	-	(80,000)	-	-	-	(80,000)	-	(80,000)
Repurchase of the Company’s own shares	-	(1,352)	-	-	-	-	(1,352)	-	(1,352)
Total contributions by and distributions to shareholders	-	(1,352)	(80,000)	-	-	-	(81,352)	(2,757)	(84,109)
At December 31, 2018	133,320	(1,352)	1,043,755	1,318,728	22,064	(79,288)	2,437,227	425,208	2,862,435
Impact of the adoption of IFRS 16	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of new standards	133,320	(1,352)	1,043,755	1,318,728	18,112	(79,288)	2,433,275	425,208	2,858,483
Net loss for the year	-	-	-	-	(145,135)	-	(145,135)	(12,381)	(157,516)
Other comprehensive (loss) income for the year	-	-	-	-	-	(27,318)	(27,318)	7,082	(20,236)
Total comprehensive loss for the year	-	-	-	-	(145,135)	(27,318)	(172,453)	(5,299)	(177,752)
Acquisition of non-controlling interests – note 32 (g)	-	-	-	(71,054)	-	-	(71,054)	-	(71,054)
Repurchase of the Company’s own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA Peru’s investment shares	-	-	-	(2,256)	-	-	(2,256)	(47,300)	(49,556)
Total contributions by and distributions to shareholders	-	(8,103)	-	(73,310)	(69,832)	-	(151,245)	(47,300)	(198,545)
At December 31, 2019	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2020	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the year	-	-	-	-	(559,247)	-	(559,247)	(93,259)	(652,506)
Other comprehensive loss for the year	-	-	-	-	-	(122,885)	(122,885)	(16,827)	(139,712)
Total comprehensive loss for the year	-	-	-	-	(559,247)	(122,885)	(682,132)	(110,086)	(792,218)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455 – note 32 (b)	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests - note 32 (j)	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary non-controlling interests - note 32 (i)	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	-	-	(58,573)	-	(50,000)	(18,724)	(68,724)
At December 31, 2020	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is constructing another polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

COVID-19 outbreak impacts on NEXA financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 spread across the world with severe effects that impacted the global economy in general and the Company’s business. As a response to COVID-19, the Company implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors and communities.

The Company remains committed to maintaining the health and safety of its employees, contractors, and communities as well as the continuity of its business. It has implemented measures to mitigate the impacts that COVID-19 has had and could still have on its operations, supply chain, and financial condition, considering the news related to the spreading “second-wave” of this disease around the world.

Government authorities in the countries in which the Company operates, especially in Peru, have implemented policies in response to the COVID-19 global outbreak, which negatively affected the Company’s financial position, results of operations and cash flows for the year ended on December 31, 2020, mainly during the second quarter of 2020.

In this context, in Peru, on March 15, 2020, the government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. The restriction period was continuously extended until May 10, 2020 and consequently, mining operations at Cerro Lindo, Atacocha and El Porvenir were suspended during this period and the operation of the Cajamarquilla smelter was reduced to approximately 50% of its production capacity. After the end of the state of emergency, operations at the Cerro Lindo and El Porvenir mining units began a gradual ramp up following personnel mobilization restrictions and strict health and safety protocols. Considering COVID-19 and its impact on the macroeconomic environment, the uncertain time for recovery and the Company’s efforts to reduce costs and improve operational efficiency, in June, the Company decided to place the higher-cost Atacocha underground mine under care and maintenance and only reactivated the operation of the open pit mine of this Unit. Currently, the Company has still not defined how long the underground mine’s suspension will last, and the decision will depend on an improvement in the mine’s economic viability. Given this uncertainty, the Company impaired certain fixed assets exclusively related to Atacocha’s underground operation for a total of USD 10,055 (for more details see note 33 of Impairment of non-current assets) which were considered not recoverable at this moment.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Within this context, currently, although the Peruvian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their adjusted normal production levels except for Atacocha underground which continues suspended as mentioned before. On January 27, 2021 the Peruvian government, among other measures in response to the COVID-19 “second-wave”, declared a new lockdown in certain areas of the country for a two-week period ending on February 14, 2021. This initial period was extended on February 10, 2021 for two more weeks ending on February 28, 2021, with the possibility of being further extended. Currently, the Peruvian operations have not been impacted by these additional measures.

In Brazil, the Company’s mining and smelting operations have been operating normally, except for the Juiz de Fora smelter which operated at 60% of its normal production capacity in May and June, in anticipation of a lower market demand due to the global economic conditions. Beginning in July, this smelter returned to operate at its normal production level.

Construction activities at the Aripuanã project continue to progress and production is scheduled to start in the beginning of 2022. In October 2020, the original project timeline was extended, and the original capital expenditures estimates were revised upward following a comprehensive study of internal issues and external factors including COVID-19.

Although the Company’s operations have returned to normal, the ultimate impact of the COVID-19 global outbreak on the Company’s financial condition, results of operations and cash flows depends on its continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to access and distribute effective vaccines against it, and on the impact of response measures taken by the Company, governments, and others. A new period of disruption or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and overall financial condition. The Company prioritized during the year measures to strengthen its cash position and enhance its short-term liquidity.

Management has prepared a cash flow forecast scenario considering the best available information for the next 12 months. This scenario demonstrates that the Company has the financial position, including cash, other liquid resources and an undrawn credit facility, to meet its current financial obligations and therefore, management considers appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since he has the final authority over resource allocation decisions and performance assessment. The CODM analyzes performance from a product perspective and the Company has identified two reportable segments:

•        Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. In addition to zinc, the Company produces substantial amounts of copper, lead, silver and gold as by-products, which reduce the overall cost to produce mined zinc.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

•        Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net (loss) income for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) (loss) gain on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the reportable segments to the extent they are allocated in the measures of performance used by the CODM.

The presentation of segment results and reconciliation to (loss) income before income tax in the consolidated income statement is as follows:

	2020
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	748,462	1,550,323	(375,402)	27,546	1,950,929
Cost of sales	(625,408)	(1,287,902)	375,402	(26,023)	(1,563,931)
Gross profit	123,054	262,421	-	1,523	386,998

Selling, general and administrative	(70,354)	(64,874)	-	(16,391)	(151,619)
Mineral exploration and project evaluation	(48,555)	(5,466)	-	(3,180)	(57,201)
Impairment of non-current assets	(512,706)	(44,791)	-	-	(557,497)
Other income and expenses, net	(23,648)	(5,545)	-	10,029	(19,164)
Operating (loss) income	(532,209)	141,745	-	(8,019)	(398,483)

Depreciation and amortization	159,984	82,650	-	1,291	243,925
Impairment of non-current assets	512,706	44,791	-	-	557,497
Adjusted EBITDA	140,481	269,186	-	(6,728)	402,939

Impairment of non-current assets					(557,497)
Depreciation and amortization					(243,925)
Net financial results					(278,175)
Loss before income tax					(676,658)

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,000,580	1,865,733	(535,776)	2,178	2,332,715
Cost of sales	(805,058)	(1,655,062)	535,776	(23,484)	(1,947,828)
Gross profit	195,522	210,671	-	(21,306)	384,887

Selling, general and administrative	(117,280)	(89,540)	-	(9,691)	(216,511)
Mineral exploration and project evaluation	(109,549)	(9,503)	-	(11)	(119,063)
Impairment of non-current assets	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(13,955)	(29,569)	-	25,318	(18,206)
Operating (loss) income	(187,395)	82,059	-	(5,690)	(111,026)

Depreciation and amortization	217,870	97,975	-	2,047	317,892
Impairment of non-current assets (i)	142,133	-	-	-	142,133
Adjusted EBITDA	172,608	180,034	-	(3,643)	348,999

Impairment of non-current assets (i)					(142,133)
Depreciation and amortization					(317,892)
Net financial results					(104,854)
Loss before income tax					(215,880)

	2018
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,164,209	2,030,568	(704,031)	924	2,491,670
Cost of sales	(711,054)	(1,878,769)	704,031	(6,455)	(1,892,247)
Gross profit	453,155	151,799	-	(5,531)	599,423

Selling, general and administrative	(54,705)	(87,929)	-	(16,969)	(159,603)
Mineral exploration and project evaluation	(115,994)	(11,067)	-	(2,498)	(129,559)
Impairment of non-current assets	-	(3,283)	-	-	(3,283)
Other income and expenses, net	(24,435)	30,428	-	21,582	27,575
Operating (loss) income	258,021	79,948	-	(3,416)	334,553

Depreciation and amortization	172,357	94,832	-	-	267,189
Gains on sales of investments and other miscellaneous adjustments (i)	-	-	-	(233)	(233)
Impairment of non-current assets (i)	-	-	-	3,283	3,283
Adjusted EBITDA	430,378	174,780	-	(366)	604,792

Impairment of non-current assets (i)	-	-	-	-	(3,283)
Gains on sales of investments and other miscellaneous adjustments (i)	-	-	-	-	233
Depreciation and amortization					(267,189)
Net financial results					(202,654)
Income before income tax					131,899

 (i) For the years ended December 31, 2019 and 2018, this line was described as “Exceptional items”.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board (“IASB”).

12 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

 The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative financial instruments) measured at fair value at the end of each reporting period. Certain prior year amounts have been conformed to the current year’s presentation, as disclosed in note 10.

The consolidated financial statements of the Company for the year ended December 31, 2020 were approved for issue in accordance with a resolution of the Board of Directors on February 11, 2021.

3.1 Revision of the consolidated financial statements

During the year ended on December 31, 2020, the Company identified two adjustments in the consolidated financial statements previously issued for years 2019 and 2018. Therefore, the financial statements of these periods have been revised to include these adjustments.

(a)	Cumulative translation reserve

The consolidated statement of changes in shareholders’ equity for the year ended December 31, 2019 has been revised to reflect an adjustment as of December 31, 2019 in the amount of USD 33,650 related to a misclassification affecting the cumulative translation account (“CTA”) within Accumulated other comprehensive loss and Additional paid in capital. This revision did not affect total shareholders’ equity. The Company also revised the Translation adjustment of foreign subsidiaries shown in the consolidated statement of comprehensive income in the same amount for the year ended December 31, 2019.

(b)	Deferred tax on depreciation of Property, plant and equipment

The Company identified a calculation error in its historical tax base for the depreciation of certain Property, plant and equipment which impacted the book/tax temporary differences of these assets and the corresponding deferred tax asset/liability balances generating an accumulated adjustment to deferred tax expenses of USD 41,532 in years prior to 2018 (USD 39,366 as of December 31, 2018 and USD 37,875 as of December 31, 2019) and adjustments to deferred tax benefits in the amounts of USD 2,166 and USD 1,491 in 2018 and 2019, respectively. Such adjustments generated a reallocation of USD 23,201 between deferred tax assets and liabilities, with a net increase effect of USD 14,674 in tax liabilities as of December 31, 2019. The accumulated error has been corrected by revising each of the affected line items in the consolidated income statements, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of changes in shareholders' equity for 2019 and 2018.

3.1.1 Consolidated financial impacts

The following tables summarize the effects on the Company’s consolidated financial statements.

13 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Consolidated income statement

Income tax	(As previously reported) 2019	Adjustments (i)	(Revised) 2019
Deferred	103,255	1,491	104,746
Net (loss) income for the year	(159,007)	1,491	(157,516)
Attributable to NEXA's shareholders	(146,626)	1,491	(145,135)
Attributable to non-controlling interests	(12,381)	-	(12,381)
Net (Loss) income for the year	(159,007)	1,491	(157,516)
Weighted average number of outstanding shares – in thousands	132,622	-	132,622
Basic and diluted (losses) earnings per share – USD	(1.11)	0.02	(1.09)

Income tax	(As previously reported) 2018	Adjustments (i)	(Revised) 2018
Deferred	30,864	2,166	33,030
Net (loss) income for the year	90,976	2,166	93,142
Attributable to NEXA's shareholders	74,860	2,166	77,026
Attributable to non-controlling interests	16,116	-	16,116
Net (Loss) income for the year	90,976	2,166	93,142
Weighted average number of outstanding shares – in thousands	133,313	-	133,313
Basic and diluted (losses) earnings per share – USD	0.56	0.02	0.58

(i) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

(b)	Consolidated statement of comprehensive income

	(As previously reported) 2019	Adjustments (i)	(Revised) 2019
Net (loss) income for the year	(159,007)	1,491	(157,516)

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	1,332	-	1,332
Deferred income tax	(453)	-	(453)
Translation adjustment of foreign subsidiaries	(54,765)	33,650	(21,115)
	(53,886)	33,650	(20,236)

Total comprehensive (loss) income for the year	(212,893)	35,141	(177,752)
Attributable to NEXA’s shareholders	(207,594)	35,141	(172,453)
Attributable to non-controlling interests	(5,299)	-	(5,299)
Total comprehensive (loss) income for the year	(212,893)	35,141	(177,752)

14 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	(As previouly reported) 2018	Adjustments (ii)	(Revised) 2018
Net (loss) income for the year	90,976	2,166	93,142

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	(2,318)	-	(2,318)
Deferred income tax	126	-	126
Translation adjustment of foreign subsidiaries	(9,959)	-	(9,959)
	(12,151)	2,166	(12,151)

Total comprehensive (loss) income for the year	78,825	2,166	80,991
Attributable to NEXA’s shareholders	72,928	2,166	75,094
Attributable to non-controlling interests	5,897	-	5,897
Total comprehensive (loss) income for the year	78,825	2,166	80,991

(i) Correspond to the CTA adjustment as explained in note 3.1 (a) and to the deferred tax adjustments as in 3.1 (b).

(ii) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

(c)	Consolidated balance sheet

	(As previouly reported)		(Revised)
	2019	Adjustments (i)	2019
Non-current assets
Deferred income tax	262,941	(23,201)	239,740
	4,114,216	(23,201)	4,091,015
Total assets	5,489,565	(23,201)	5,466,364

Non-current liabilities
Deferred income tax	273,278	14,674	287,952
	2,270,514	14,674	2,285,188
Total liabilities	2,969,504	14,674	2,984,178
Shareholders’ equity
Attributable to NEXA’s shareholders	2,147,452	(37,875)	2,109,577
Attributable to non-controlling interests	372,609	-	372,609
	2,520,061	(37,875)	2,482,186
Total liabilities and shareholders’ equity	5,489,565	(23,201)	5,466,364

(i) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

15 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(d)	Consolidated statement of changes in shareholders’ equity

	As previouly reported			Revised
	Retained earnings (cumulative deficit)	Total shareholders’ equity	Adjustments (i)	Retained earnings (cumulative deficit)	Total shareholders’ equity
At January 1, 2018 after impacts of the adoption of new standards	(13,430)	2,907,085	(41,532)	(54,962)	2,865,553
Net income for the year	74,860	90,976	2,166	77,026	93,142
Other comprehensive loss for the year	-	(12,151)	-	-	(12,151)
Total comprehensive (loss) income for the year	74,860	78,825	2,166	77,026	80,991
Total contributions by and distributions to shareholders	-	(84,109)	-	-	(84,109)
At December 31, 2018	61,430	2,901,801	(39,366)	22,064	2,862,435

(i) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

16 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	As previouly reported							Revised
	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total shareholders’ equity
At January 1, 2019 after impacts of the adoption of new standards	1,318,728	57,478	(79,288)	425,208	2,897,849	-	(39,366)	1,318,728	18,112	(79,288)	425,208	2,858,483
Net loss for the year	-	(146,626)	-	(12,381)	(159,007)	-	1,491	-	(145,135)	-	(12,381)	(157,516)
Other comprehensive (loss) income for the year	-	-	(60,968)	7,082	(53,886)	33,650	-	-	-	(27,318)	7,082	(20,236)
Total comprehensive loss for the year	-	(146,626)	(60,968)	(5,299)	(212,893)	33,650	1,491	-	(145,135)	(27,318)	(5,299)	(177,752)
Capital increase from non-controlling interests	-	-	-	33,650	33,650	(33,650)	-	-	-	-	-	-
Acquisition of non-controlling interests	(37,404)	-	-	(33,650)	(71,054)	-/+33,650	-	(71,054)	-	-	-	(71,054)
Repurchase of the Company’s own shares	-	-	-	-	(8,103)	-	-	-	-	-	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	(69,832)	-	-	(69,832)	-	-	-	(69,832)	-	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA Peru’s investment shares	(2,256)	-	-	(47,300)	(49,556)	-	-	(2,256)	-	-	(47,300)	(49,556)
Total contributions by and distributions to shareholders	(39,660)	(69,832)	-	(47,300)	(164,895)	(33,650)	-	(73,310)	(69,832)	-	(47,300)	(198,545)
At December 31, 2019	1,279,068	(158,980)	(140,256)	372,609	2,520,061	-/+ 33,650	(37,875)	1,245,418	(196,855)	(106,606)	372,609	2,482,186

(i) Correspond to the CTA adjustment as explained in note 3.1 (a), through which the amount of US$ 33,650 reduces Additional paid capital and increases Accumulated other comprehensive loss, eliminating also the effect in the Non-controlling interests.

(ii) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

17 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its subsidiaries at December 31, 2020.

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are deconsolidated from the date that control ceases.

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, to ensure the standardization of the accounting policies, an adjustment is performed in the consolidation process.

Non-controlling interests in the equity and results of subsidiaries are shown separately in the consolidated balance sheet, income statement, statement of comprehensive (loss) income and statement of changes in shareholders’ equity.

A change in ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity and any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has power over this investee. This may include contractual arrangements with the other vote holders in the investee; rights arising from other contractual arrangements and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held assets or incurred liabilities and revenues and expenses. These have been included in the consolidated financial statements under the appropriate headings.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Transactions, balances and unrealized gains and losses between consolidated entities are eliminated.

The main entities included in the consolidated financial statements are:

18 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	Percentage of shares		Company controls	Headquarter	Activities
	2020	2019
Subsidiaries
L.D.O.S.P.E. Geração de Energia e Participações Ltda. - L.D.O.S.P.E."	100.00	100.00	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100.00	100.00	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100.00	100.00	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos"	100.00	100.00	Indirectly	Brazil	Mining projects
Nexa Recursos Minerais S.A. - "NEXA BR"	100.00	100.00	Directly	Brazil	Mining / Smelting
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Holding and others
Karmin Holding Ltda.	100.00	100.00	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100.00	100.00	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100.00	100.00	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources Perú S.A.A. - "NEXA Peru"	80.23	80.23	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100.00	100.00	Indirectly	United Kingdom	Mining
Nexa Resources US. Inc.	100.00	100.00	Directly	United States	Trading
Joint-operation
Campos Novos Energia S.A. - "Enercan"	20.98	20.98		Brazil	Energy
Cia. Minera Shalipayco S.A.C	75.00	75.00		Peru	Mining projects

(i) NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are owned by NEXA’s controlling shareholder, VSA.

(c)	Transactions with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

19 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)  Transactions and balances

Foreign currency transactions are initially recorded by each entity in the Company at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)  Consolidated entities

The results of operations and financial position of consolidated entities that have a functional currency different from the reporting currency of the Company are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and

•	All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity.

5	Changes in the main accounting policies and disclosures

(a)	New standards and amendments – applicable January 1, 2020

There are several new standards and amendments effective for annual periods commencing on or after January 1, 2020. The adoption of these new standards did not have an impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective and does not expect that the adoption of such standard, interpretation or amendment will have a material impact on the Company’s financial statements.

(b)	Benchmark interest rate reform

In 2014, developments in the global markets revealed weaknesses in the LIBOR’s sustainability as a reference rate. Since then, regulators around the world have focused on the transition to a new benchmark that would replace the USD Libor.

In July 2017, the Financial Conduct Authority announced its intention to phase out LIBOR by the end of 2021.

However, there still is uncertainty around the timing and precise nature of these changes.

The Company is discussing with the financial entities which interest rate reference will replace the loans measured by LIBOR, among other changes, and expects to apply the current benchmarks until the end of 2021, not expecting any significant impacts.

20 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(c)	Critical estimates and judgments

The preparation of the Company’s consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Accounting estimates and assumptions, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates and judgments applied by the Company in the preparation of these financial statements are as follows:

• estimation of current and deferred income taxes – note 11

• estimation of fair value of financial instruments – note 14

• estimation of quantification of mineral reserves and resources for useful life calculation – note 24

• estimation of asset retirement obligations – note 28

• estimation of provisions for legal claims – note 29

• estimation of contractual obligations – note 30

• estimation of impairment of non-current assets – note 33

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

The Company has considered the effects of COVID-19 when making its estimates and judgments, considering that this pandemic has negatively impacted the Company’s financial position, results of operations and cash flows for the year ended December 31, 2020. Events and changes in circumstances arising after December 31, 2020, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

(d)	Adoption of IFRS 16 and IFRIC 23

The Company has applied IFRS 16 and IFRIC 23 from its mandatory adoption date of January 1, 2019, using the simplified transition approach and did not restate comparative amounts for the periods prior to the adoption.

6	Net revenues

Accounting policy

Revenues represent the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenues when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset. To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

21 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts, being:

(i) the promise to provide goods to its customers, and (ii) the promise to provide freight services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight services: this performance obligation is satisfied when the freight service contracted to customers is completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as “Cost of sales”.

Revenues from the sale of goods and from freight services are recognized at a point in time when control is transferred and when contracted services are provided.

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment. As of December 31, 2020, these price adjustments were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 30.

(a)	Composition of net revenues

(i)	Gross revenues reconciliation

	2020	2019	2018
Gross revenues	2,138,786	2,552,275	2,779,008
Revenues from products	2,074,203	2,473,534	2,708,112
Revenues from services	64,583	78,741	70,896
Taxes on sales	(184,714)	(216,141)	(283,848)
Return of products sales	(3,143)	(3,419)	(3,490)
Net revenues	1,950,929	2,332,715	2,491,670

22 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Net revenues from products

	2020	2019	2018
Zinc	1,323,287	1,592,050	1,817,139
Lead	161,964	259,238	283,861
Copper	197,756	174,697	151,939
Silver	58,568	63,867	66,112
Other	144,771	164,122	101,723
Net revenues from products	1,886,346	2,253,974	2,420,774

Taxes on sales	184,714	216,141	283,848
Return of products sales	3,143	3,419	3,490
Gross revenues from products	2,074,203	2,473,534	2,708,112

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

(i)	Net revenues by geographical location

	2020	2019	2018
Brazil	583,141	625,033	693,409
Peru	485,850	595,601	674,228
United States	116,717	159,672	141,131
South Korea	77,429	95,913	54,894
Singapore	76,724	99,488	37,506
Luxembourg	76,072	145,493	172,791
Switzerland	68,912	101,636	126,156
Argentina	56,165	60,850	90,338
Chile	48,969	80,849	51,215
Japan	46,719	71,352	93,474
Austria	35,197	39,897	40,531
Colombia	34,768	37,149	51,724
Germany	33,869	20,749	20,906
Belgium	30,174	25,500	68,703
Taiwan	28,764	33,551	62,789
Turkey	25,005	33,905	48,265
Malaysia	13,948	6,535	3,255
Netherlands	11,740	9,381	11,550
Vietnam	10,798	3,142	1,211
Italy	9,895	9,000	5,327
Ecuador	9,095	13,012	17,640
Indonesia	8,609	1,098	5,613
China	1,286	9,940	9,538
Other	61,083	53,969	9,476
Net revenues	1,950,929	2,332,715	2,491,670

(ii)	Net revenues by currency

	2020	2019	2018
USD	1,388,746	1,731,765	1,806,590
Brazilian Real (“BRL”)	562,183	600,950	685,080
Net revenues	1,950,929	2,332,715	2,491,670

23 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

7	Expenses by nature

				2020	2019	2018
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total	Total
Raw materials and consumables used	(850,507)	(5,793)	-	(856,300)	(1,063,094)	(1,086,974)
Third-party services	(314,655)	(57,546)	(35,494)	(407,695)	(574,228)	(471,266)
Depreciation and amortization	(238,164)	(5,739)	(22)	(243,925)	(317,892)	(267,189)
Employee benefit expenses	(146,162)	(55,907)	(11,796)	(213,865)	(254,251)	(262,964)
Other expenses	(14,443)	(26,634)	(9,889)	(50,966)	(73,937)	(93,016)
	(1,563,931)	(151,619)	(57,201)	(1,772,751)	(2,283,402)	(2,181,409)

(i) Refer to note 20 for information about idle capacity costs and inventory impairment, both mainly associated with the COVID-19 outbreak.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation activities involve the search for mineral resources and the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploratory drilling and sampling, and determining and examining the volume and grade of the identified resources. Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to research, innovation and technology projects.

The Company starts to capitalize a project’s exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine plans.

Capitalized exploration and evaluation costs are presented as Property, plant, and equipment within Mining projects until the project starts its development stage. As further explained in note 23, the costs incurred during the project´s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized exploration and evaluation costs will remain within Mining projects and will only be depreciated once the development stage finishes and the project´s operation starts.

Costs to acquire exploration rights are included as Intangible within Rights to use natural resources as explained in note 24.

24 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Composition of mineral exploration and project evaluation costs

	2020	2019	2018
Mineral exploration	(38,519)	(79,838)	(86,463)
Project evaluation	(18,682)	(39,225)	(43,096)
	(57,201)	(119,063)	(129,559)

Mineral exploration and project evaluation costs decreased in 2020, mainly because the Company revised its short-term capital allocation, temporarily postponed its greenfield projects and reduced its exploration expenses in response to COVID-19. The effects of the temporary suspension of such projects have been reflected in the Company’s cash flow estimates for the impairment tests made in 2020.

9	Other income and expenses, net

	2020	2019	2018
Tax credits	5,473	4,721	37,582
Remeasurement of environmental obligations	3,112	2,477	12,078
Derivative financial instruments - note 17 (b)	948	(833)	17,528
(Loss) gain on sale of property, plant and equipment and intangible assets	(2,268)	(857)	(9,884)
Gain on sale of investments	-	-	348
Contribution to communities	(4,658)	(5,205)	(13,445)
(Provision) reversal of legal claims	(10,912)	(4,424)	(3,671)
Other operating income (expenses), net	(10,859)	(14,085)	(12,961)
	(19,164)	(18,206)	27,575

10	Net financial results

	2020	2019	2018
Financial income
Interest income on financial investments and cash equivalents	7,295	20,909	26,062
Interest on tax credits	854	5,498	26,033
Other financial income	3,019	4,647	15,414
	11,168	31,054	67,509

Financial expense
Interest on loans and financings	(97,422)	(67,369)	(77,647)
Premium paid on bonds repurchase (i)	(14,481)	-	-
Interest on contractual obligations	(6,182)	(6,526)	(7,294)
Interest on other liabilities	(8,051)	(10,864)	(4,763)
Interest on lease liabilities – note 25 (b)	(1,757)	(3,416)	-
Other financial expenses	(31,866)	(29,224)	(29,420)
	(159,759)	(117,399)	(119,124)

Other financial items, net (ii)			-
Foreign exchange loss (iii)	(120,809)	(12,893)	(148,501)
Derivative financial instruments - note 17 (b)	(717)	1,024	(2,538)
Fair value of loans and financings – note 26 (c)	(8,058)	(6,640)	-
	(129,584)	(18,509)	(151,039)
Net financial results	(278,175)	(104,854)	(202,654)

(i) Amount related to the premium paid on the bonds repurchased in the tender offer made on February 24, 2020. Refer to note 26 (b) for additional information.

(ii) Since September 30, 2020, the Company is presenting the income and expenses from derivative financial instruments and from the changes in the fair value of loans and financings on a net basis, which is how management analyzes these items. Consequently, the Company has adjusted the Financial income and the Financial expenses subtotals for the comparative periods in the income statement.

25 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(iii) The amount in 2020 includes USD 65,689 of foreign exchange losses related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA. Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects. As of December 31, 2020, the outstanding intercompany loan was of USD 250,572 (December 31, 2019: USD 250,570).

11	Current and deferred income tax

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction affects neither the accounting nor the taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period and are expected to apply when the related deferred income taxes asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the near future.

Critical accounting estimates and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant judgment, estimates and assumptions are required to determine the amount of deferred taxes that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

26 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Reconciliation of income tax (expense) benefit

	2020	2019	2018
(Loss) income before income tax	(676,658)	(215,880)	131,899
Standard rate (i)	24.94%	24.94%	26.01%

Income tax (expense) benefit at standard rate	168,759	53,840	(34,307)
Difference in tax rate of subsidiaries outside Luxembourg	36,390	24,698	(11,227)
Special mining levy and special mining tax	(5,909)	(7,431)	(14,565)
Deferred tax on net operating losses (ii)	(35,849)	-	-
Withholding tax on dividends paid by subsidiaries	-	(9,764)	-
Tax effect of translation of non-monetary assets/liabilities to functional currency (iii)	(28,174)	(3,575)	(804)
Impairment of goodwill (iv)	(78,866)	-	-
Other permanent tax differences	(32,199)	596	22,146
Income tax (expense) benefit	24,152	58,364	(38,757)

Current	(63,192)	(46,382)	(71,787)
Deferred	87,344	104,746	33,030
Income tax (expense) benefit	24,152	58,364	(38,757)

(i) On April 25, 2019, the Luxembourg Parliament approved the 2019 Budget Law, including a reduction of the corporate income tax rate from 26.01% to 24.94%, which was maintained for year 2020. When NEXA’s tax credits on net operating losses resulting from its standalone activities do not meet the recognition criteria, no deferred tax assets are recognized.

(ii) During 2020, NEXA Atacocha derecognized its deferred tax assets since, in accordance with the Company´s estimates of future taxable income, these assets will not be recovered. These estimates were affected by the COVID-19 which facts and circumstances are described in note 1.

(iii) The increase in 2020 is mainly related to the tax effect of the translation of non-monetary assets of the tax base of NEXA’s Peruvian entities, which was impacted by the appreciation of the USD (the functional currency) against the Peruvian Soles “PEN” (local currency).

(iv) The Company recognized an impairment of goodwill during 2020 (for additional information refer to note 33). This impairment loss is considered a permanent difference and no deferred income tax benefit has been recognized.

27 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)            Analysis of deferred income tax assets and liabilities

	2020	2019
Tax credits on net operating losses (i)	108,767	160,905
Uncertain income tax treatments (ii)	(6,712)	(9,779)
Tax credits on temporary differences
Foreign exchange losses	33,123	31,027
Environmental liabilities	16,611	24,293
Asset retirement obligations	20,507	18,751
Tax, civil and labor provisions	7,162	6,962
Other provisions	9,825	7,933
Provision for obsolete and slow-moving inventory	6,813	5,734
Provision for employee benefits	5,299	7,270
Revaluation of derivative financial instruments	3,056	2,864
Other	6,513	11,517

Tax debits on temporary differences
Capitalized interest	(10,274)	(28,505)
Revaluation of loans and financings	(88)	-
Depreciation, amortization and asset impairment	(190,970)	(285,427)
Other	(6,444)	(1,757)
	3,188	(48,212)

Deferred income tax assets	221,580	239,740
Deferred income tax liabilities	(218,392)	(287,952)
	3,188	(48,212)

(i) Tax credits on net operating losses decreased in 2020, mainly because of the BRL devaluation against the USD during the year, which affected the Company’s tax credits from the Company’s Brazilian legal entities.

(ii) Uncertain income tax treatments decreased in 2020, mainly because of the settlement of certain income tax uncertain positions in NEXA Peru and NEXA Atacocha.

(c)            Effects of deferred income tax on income statement and other comprehensive income

	2020	2019	2018
Balance at beginning of the year	(48,212)	(136,810)	(141,950)
Effect on (loss) income for the year	87,344	104,746	33,030
Effect on other comprehensive (loss) income	(40,371)	453	(126)
Impact of the adoption of IFRIC 23	-	(10,070)	-
Foreign exchange (loss) gain	4,427	(6,531)	(27,764)
Balance at end of the year	3,188	(48,212)	(136,810)

(d)            Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of December 31, 2020, the main legal proceedings are related to carryforward calculation of net operating losses, deductibility of foreign exchange losses and expenses. The estimated financial effect of these contingent liabilities is USD 163,670 (December 31, 2019: USD 182,380). The decrease in the contingent liabilities on income tax in 2020, is mainly driven by the BRL and PEN devaluations against the USD during the year.

28 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

12	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the costs of production, however, is denominated in BRL and PEN, and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the board of directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

(a)  Market risk

The purpose of the market risk management process and all related actions are intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, commodity prices and interest rates, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management. The related sensitivity analysis is included in note 18.

(i)  Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies at December 31, 2020. These mainly result from the foreign operations of NEXA BR for which the functional currency is the BRL. The increased economic uncertainty and risks due to the COVID-19 global outbreak introduced significant volatility in foreign exchange rates in relation to the USD that impacted NEXA since the Company has foreign operations mainly related to NEXA BR.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

29 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

USD amounts of foreign currency balances	2020	2019
Assets
Cash, cash equivalents and financial investments	257,706	109,511
Derivative financial instruments	22,376	15,596
Trade accounts receivables	42,612	27,883
	322,694	152,990
Liabilities
Loans and financings	454,372	119,095
Derivative financial instruments	21,484	16,134
Trade payables	165,019	194,646
Lease liabilities	20,792	22,020
Use of public assets	20,787	23,279
	682,454	375,174
Net exposure	(359,760)	(222,184)

Because of the COVID-19, foreign exchange rates have become more volatile and therefore the Company has been affected by higher variations in its foreign exchange results.

(ii)  Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to interest rates, refer to note 26.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the cash flows of the Company. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of swaps contracted together with loans and financings, the Company accounts for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used (for more information please refer to note 26 (c)).

As of December 31, 2020, there have been no significant impacts on the Company’s exposure to interest rate risk as a result of the COVID-19 global outbreak.

(iii)  Commodity price risk

This risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flows of the Company. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed prices sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

30 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Hedges for mismatches of quotational periods (Book Hedges)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

Hedges for the operating margin of metals (Strategic Hedges)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For NEXA BR, the transaction also involves the sale of USD forward contracts in order to hedge the operating margin in BRL.

The increased economic uncertainty and risks that arose from COVID-19 explained the significant decrease in the commodity prices in the first semester of the year. However, with the resumption of the economy since the second semester, the commodities prices are gradually increasing and have impacted the Company’s hedge operations results as of December 31, 2020.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+/A1 (local rating scale) or BBB-/Baa3 (global rating scale). Financial institutions in Peru, where only global rating assessments are available, will be eligible provided they have a rating of "BBB-" at least by one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

31 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2020			2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	131,486	-	131,486	11,243	-	11,243
AA+	3	-	3	5,997	-	5,997
AA	30,177	-	30,177	18	99,853	99,871
AA-	8,754	23,005	31,759	1	10,869	10,870
A+	-	249,198	249,198	-	156,032	156,032
A	-	263,375	263,375	-	230,084	230,084
A-	-	184,087	184,087	-	38,824	38,824
BBB+	-	111,525	111,525	-	67,467	67,467
BBB	-	38,848	38,848	-	23,552	23,552
BBB-	-	30,707	30,707	-	31,416	31,416
BB-	-	1,956	1,956	-	-	-
No rating (i)	3	13,039	13,042	3	23,259	23,262
	170,423	915,740	1,086,163	17,262	681,356	698,618

Financial investments
AAA	32,412	-	32,412	44,985	-	44,985
AA+	2,257	-	2,257	8,170	-	8,170
AA	46	-	46	352	-	352
AA-	329	-	329	656	-	656
No rating (i)	-	-	-	4,612	-	4,612
	35,044	-	35,044	58,775	-	58,775

Derivative financial instruments
AAA	2,068	-	2,068	16,025	-	16,025
AA	-	-	-	-	1,029	1,029
A+	-	1,977	1,977	-	422	422
A-	-	27,935	27,935	-	2,048	2,048
	2,068	29,912	31,980	16,025	3,499	19,524

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

This risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

32 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	214,614	484,579	459,215	1,490,253	2,648,661
Lease liabilities	15,999	9,690	-	-	25,689
Derivative financial instruments	5,390	51	21,374	59	26,874
Trade payables	370,122	-	-	-	370,122
Confirming payables	145,295	-	-	-	145,295
Salaries and payroll charges	56,107	-	-	-	56,107
Dividends payable	4,557		-	-	4,557
Related parties	-	561	-	-	561
Asset retirement and environmental obligations	33,714	53,501	70,444	220,241	377,900
Use of public assets	1,270	2,943	5,131	20,200	29,544
	847,068	551,325	556,164	1,730,753	3,685,310

2019	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	91,511	342,095	610,750	842,222	1,886,578
Lease liabilities	17,903	16,361	120	-	34,384
Derivative financial instruments	8,272	6,918	6,577	51	21,818
Trade payables	414,080	-	-	-	414,080
Confirming payables	82,770	-	-	-	82,770
Salaries and payroll charges	58,913	-	-	-	58,913
Dividends payable	6,662	-	-	-	6,662
Related parties	-	834	-	-	834
Asset retirement and environmental obligations	19,001	68,296	76,629	273,484	437,410
Use of public assets	1,446	3,177	3,581	30,729	38,933
	700,558	437,681	697,657	1,146,486	2,982,382

In the second quarter of 2020, the Company took measures to enhance its short-term liquidity to mitigate the effects of the economic scenario due to the COVID-19 global outbreak on the Company’s cash flows. Such measures included the strengthening of its cash position by incurring new loans and obtaining new financings. As a result, the total amount of financial liabilities, related to Loans and financings, maturing between less than 1 year increased by the amount of USD 123,103 during 2020.

(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the level of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets or metals produced to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

33 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	Note		2020	2019	2018
Loans and financings	26		2,024,314	1,508,557	1,424,867
Derivative financial instruments	17		(5,106)	2,294	3,017
Lease liabilities	25		25,689	34,384	-
Cash and cash equivalents	15		(1,086,163)	(698,618)	(1,032,938)
Financial investments	16		(35,044)	(58,775)	(92,233)
Net debt (i)			923,690	787,842	302,713

Net (loss) income for the year			(652,506)	(157,516)	93,142
Plus (less):
Depreciation and amortization	23, 24 and 25		243,925	317,892	267,189
Net financial results	10		278,175	104,854	202,654
Income tax expense (benefit)	11	(a)	(24,152)	(58,364)	38,757
EBITDA (ii)			(154,558)	206,866	601,742

Impairment of non-current assets (iii)			557,497	142,133	3,283
Gains on sales of investments and other miscellaneous adjustments (iii)			-	-	(233)
Adjusted EBITDA (ii)			402,939	348,999	604,792

Leverage ratio (Net debt/Adjusted EBITDA)			2.29	2.26	0.50

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

(iii) For the years ended December 31,2019 and 2018, this line was described as “Exceptional items”.

13	Financial instruments

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flow from the investments have expired or the Company has transferred substantially all of the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

34 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.

(a)	Breakdown by category

The Company’s current financial assets and liabilities are classified as follows:

			2020
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	15		1,086,163	-	1,086,163
Financial investments	16		35,044	-	35,044
Derivative financial instruments	17	(a)	-	31,980	31,980
Trade accounts receivables	19		64,262	164,770	229,032
Related parties (i)	22		2	-	2
			1,185,471	196,750	1,382,221

			2020
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	26	(a)	1,822,756	201,558	2,024,314
Lease liabilities	25	(b)	25,689	-	25,689
Derivative financial instruments	17	(a)	-	26,874	26,874
Trade payables	27		370,122	-	370,122
Confirming payables	31		145,295	-	145,295
Use of public assets (ii)			19,215	-	19,215
Related parties (i)	22		561	-	561
			2,383,638	228,432	2,612,070

			2019
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	15		698,618	-	698,618
Financial investments	16		58,775	-	58,775
Derivative financial instruments	17	(a)	-	19,524	19,524
Trade accounts receivables	19		107,995	69,236	177,231
Related parties (i)	22		744	-	744
			866,132	88,760	954,892

35 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

			2019
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	26	(a)	1,411,179	97,378	1,508,557
Lease liabilities	25	(b)	34,384	-	34,384
Derivative financial instruments	17	(a)	-	21,818	21,818
Trade payables	27		414,080	-	414,080
Confirming payables	31		82,770	-	82,770
Use of public assets (ii)			23,279	-	23,279
Related parties (i)	22		834	-	834
			1,966,526	119,196	2,085,722

(i) Classified as Other assets and liabilities in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

14	Fair value estimates

Critical accounting estimates and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

(a)	Analysis

The main financial instruments and the assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets - considering their nature, terms and maturity, the carrying amounts approximate their fair value.

•	Financial liabilities - these instruments are subject to the usual market interest rates. The fair value is based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

•	Derivative financial instruments - the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange - B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts - the present value of both the assets and liabilities are calculated through the discount of forecasted cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.

36 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

•	Option contracts - the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate. The underlying asset price is the average price of the foreign exchange rate in the fixing month.

(b)	Fair value by hierarchy

		2020
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	17	-	31,980	31,980
Trade accounts receivables		-	164,770	164,770
		-	196,750	196,750
Liabilities
Derivative financial instruments	17	-	26,874	26,874
Loans and financings designated at fair value (i)		-	201,558	201,558
		-	228,432	228,432

		2019
		Level 1	Level 2	Total
Assets
Derivative financial instruments	17	-	19,524	19,524
Trade accounts receivables		-	69,236	69,236
		-	88,760	88,760
Liabilities
Derivative financial instruments	17	-	21,818	21,818
Loans and financings designated at fair value (i)		-	97,378	97,378
		-	119,196	119,196

(i) As explained above, certain loans and financings are measured at fair value. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

The Company discloses fair value measurements based on their level of the following fair value measurement hierarchy:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

Financial instruments not traded in an active market for which fair value is determined using valuation techniques, when all of the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments are used where available;

•	The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves; and

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flow analysis, are used to determine the fair value for the remaining financial instruments.

37 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Level 3:

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) are classified as Level 3. As of December 31, 2020, there were no financial assets and liabilities carried at fair value classified as Level 3.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 and the only impact identified is related to the changes in the Company’s credit risk which affect the fair value of debts which are designated as fair value option. Refer to note 26.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financings in current liabilities in the balance sheet.

(a) Composition

	2020	2019
Cash and banks	113,017	299,374
Term deposits (i)	973,146	399,244
	1,086,163	698,618

Cash and cash equivalents balance increased as of December 31, 2020, mainly because of the new loans and financings taken by the Company during the first half of 2020 as explained in note 26.

(i) As part of its strategy to enhance liquidity during 2020 and to meet its cash operating commitments, the Company made a reclassification of USD 29,496 from Financial investments to Cash and cash equivalents.

(b)  Changes in operating assets and liabilities

	2020	2019	2018
Decrease (increase) in assets
Trade accounts receivables	(68,986)	(8,634)	8,537
Inventory	8,883	(35,425)	52,472
Other assets	30,538	(45,891)	(133,716)

Increase (decrease) in liabilities
Trade payables	21,589	18,823	57,411
Confirming payables	62,525	12,278	(40,613)
Contractual liabilities	(20,683)	(25,641)	(29,543)
Other liabilities	58,594	12,856	32,412
	92,460	(71,634)	(53,040)

(c)  Non-cash transactions

During 2020, the Company had additions related to asset retirement obligations in the amount of USD 14,874 (2019: USD 28,337); additions to right-of-use assets in the amount of USD 5,785 (2019: USD 3,517) and liabilities to increase property, plant and equipment in the amount of USD 4,137.

38 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

16	Financial investments

Accounting policy

Financial investments are mainly short-term investments that do not meet the definition of cash and cash equivalents. The financial investments are used as part of the cash-management strategy of the Company and are measured at amortized cost.

(a)	Composition

	2020	2019
Investment fund quotas	28,256	28,126
Bank deposit certificates	6,788	25,540
Other	-	5,109
	35,044	58,775

Financial investments decreased as of December 31, 2020, mainly because of the reclassification of funds to Cash and cash equivalents as explained in note 15.

17	Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are only used for risk mitigation purposes and not as speculative investments. When derivatives do not meet the hedge accounting criteria, they are classified as held for trading and accounted for at fair value through profit or loss.

The Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Cash flow hedge

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive (loss) income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as Other income and expenses, net.

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within Other income and expenses, net.

39 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Fair value hedge

Derivatives that are designated for hedge accounting are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet. Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

(iii)	Derivatives not designated as hedging instruments

Changes in the fair value of derivative financial instruments not designated as hedging instruments are recognized immediately in the income statement within Other income and expenses, net when related to price risk and within Net financial results when related to interest rate or foreign exchange rate risk.

(a)	Fair value by strategy

			2020		2019
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	204,394	2,398	258,220	(713)
			2,398		(713)
Sales of zinc at a fixed price
Zinc forward	ton	15,695	1,815	15,252	(1,043)
			1,815		(1,043)
Interest rate risk
LIBOR vs. CDI (i) (ii)	USD	-	-	90,000	(1,413)
IPCA vs. CDI	BRL	226,880	1,310	226,880	1,482
			1,310		69
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(417)	-	-
Collars USD vs. BRL (ii)	BRL	-	-	653,148	(607)
			(417)		(607)

			5,106		(2,294)
Current assets			16,329		4,835
Non-current assets			15,651		14,689
Current liabilities			(5,390)		(8,276)
Non-current liabilities			(21,484)		(13,542)

(i) Related to derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 26 (c) for additional information.

(ii) These derivatives were used to mitigate the Company’s exposure to the foreign currency risk associated with changes in the Brazilian real exchange rate and were unwound on July 02, 2020.

40 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)  Changes in fair value

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive (loss) income	Realized (loss) gain
Mismatches of quotational periods	(568)	(17,349)	9,309	1,331	-	(98)	(10,486)
Sales of zinc at a fixed price	-	-	-	(383)	-	-	(3,241)
Interest rate risk – LIBOR vs. CDI (i)	-	-	-	-	16,981	-	15,568
Interest rate risk – IPCA vs. CDI	-	-	-	-	786	-	959
Foreign exchange risk - BRL vs USD (i)	-	-	-	-	(417)	-	-
Foreign exchange risk – Collars USD vs. BRL (ii)	-	-	-	-	(18,067)	-	(18,675)
	(568)	(17,349)	9,309	948	(717)	(98)	(15,875)

(i) Related to the changes in the fair value of certain derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 26 (c) for additional information.

(ii) Related to zero cost collars entered into to manage foreign currency risk on the Aripuanã project capital expenditures that were unwound on July 02, 2020, as described above. Losses were driven by the devaluation of the BRL against USD during 2020.

41 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

18	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financings, and derivative financial instruments. The main sensitivities are the exposure to changes of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios at December 31, 2020 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2020, according to the base scenario defined by the Company for March 31, 2021.

•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2020.

•	Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2020.

					Impacts on income statement						Impacts on statement of comprehensive income
					Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2020	Cash and cash equivalents and financial investments	Loans and financings	Derivative financial instruments	Changes from 2020	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.1967	205,466	445,783	892	-0.54%	537	21,566	43,133	(21,566)	(43,133)	229	10,570	21,140	(10,570)	(21,140)
EUR	1.2273	3,021	-	-	-3.85%	(116)	(755)	(1,510)	755	1,510	-	-	-	-	-
PEN	3.6224	45,890	2,775	-	3.79%	1,636	(10,779)	(21,557)	10,779	21,557	-	-	-	-	-
CAD	1.2750	1,373	-	-	-1.92%	-	-	-	-	-	(26)	(343)	(687)	343	687
NAD	14.6960	1,956	-	-	12.05%	-	-	-	-	-	236	(489)	(978)	489	978
Interest rates
BRL - CDI	1.90%	205,407	156,927	892	1 bps	4,085	5,850	12,146	(5,441)	(10,509)	-	-	-	-	-
USD - LIBOR	0.23%		238,792	3,796	7 bps	(208)	(246)	(495)	243	483	(0)	(1)	(2)	1	2
Price - commodities
Zinc	2,723	-	-	4,214	-13.71%	6,321	11,522	23,044	(11,522)	(23,044)	(891)	(1,625)	(3,249)	1,625	3,249

42 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

19	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when are related to the Company’s accounts receivables portfolio that is included in a true sale program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since the contractual rights to receive the cash flows of the assets are transferred to the counterparty.

(ii) Fair value through profit or loss when are related to sales that are subsequently adjusted to changes of LME prices. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective evaluation of credit risk, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company used a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

(a)	Composition

	2020	2019
Trade accounts receivables	229,800	175,948
Related parties - note 22	2,411	3,620
Impairment of trade accounts receivables (i)	(3,179)	(2,337)
	229,032	177,231

(i) COVID-19 may have changed the risk profile of the Company’s customers, especially those clients that might have transactions, or are located in areas, which are affected, or are more prone to be economically affected. As such risks increase, the Company expects an increase in impairment losses on trade accounts receivables. As of December 31, 2020, the Company has taken an impairment, related to COVID-19, of USD 321 in order to reflect the actual economic scenario and the deterioration in the risk profile of the Company´s clients.

43 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)  Changes in impairment of trade accounts receivables

	2020	2019
Balance at the beginning of the year	(2,337)	(2,690)
Additions	(2,643)	(805)
Reversals	1,288	1,085
Foreign exchange (losses) gains	513	73
Balance at the end of the year	(3,179)	(2,337)

(c)  Analysis by currency

	2020	2019
USD	186,420	149,348
BRL	41,601	26,817
Other	1,011	1,066
	229,032	177,231

(d)  Aging of trade accounts receivables

	2020	2019
Current	222,670	150,134
Up to 3 months past due	6,728	26,810
From 3 to 6 months past due	102	135
Over 6 months past due	2,711	2,489
	232,211	179,568
Impairment	(3,179)	(2,337)
	229,032	177,231

20	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). Variable production overhead costs are included in inventory cost based on the actual production level. The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses. Imports in transit are stated at the accumulated cost of each import. A provision for obsolete inventory - finished products, semi-finished products, raw materials and auxiliary materials - is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification. Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale.

44 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2020	2019
Finished products	94,033	106,595
Semi-finished products	56,335	89,239
Raw materials	66,278	50,848
Auxiliary materials and consumables	68,950	76,974
Inventory provisions (i)	(29,074)	(28,398)
	256,522	295,258

(i) As of December 31, 2020, there was no COVID-19 impact on the Company's inventory costs considering that zinc price increased by the end of the year in comparison with that of December 2019.

Due to the lower mining production and smelting production in Peru because of the Peruvian government’s mandates in response to the COVID-19 (as explained in note 1) and also due to the 40% reduction in production at Juiz de Fora smelting unit in Brazil, in May and June, because of the anticipated lower market demand also associated with COVID-19, the Company recognized USD 73,930 in cost of sales related to abnormal production costs in 2020. Idle capacity used to determine the abnormal cost of production was calculated using the historical production data of the actual production during the period this idle capacity was estimated. Since August 2020, the Company determined that there was no longer need to recognize any abnormal production costs since the operating units were returning to their projected production.

(b)	Changes to the provision of the year

	2020	2019
Balance at the beginning of the year	(28,398)	(23,437)
Additions	(11,439)	(16,171)
Reversals	9,647	11,077
Exchange variation gains	1,116	133
Balance at the end of the year	(29,074)	(28,398)

21	Other assets

	2020	2019
Other recoverable taxes (i)	127,815	157,008
Advances to third parties	15,006	19,942
Prepaid expenses	10,522	11,678
Judicial deposits	5,566	7,281
Related parties – note 22	2	744
Other assets	25,361	45,289
	184,272	241,942
Current assets	91,141	103,134
Non-current assets	93,131	138,808

(i) The Company recognized recoverable PIS and COFINS indirect tax credits in 2018 in the amount of USD 64,454 (equivalent to BRL 243MM) based on a favorable and definitive judicial decision over the exclusion of ICMS on the PIS and COFINS tax base. Federal authorities submitted a position to the Brazilian Supreme Court (“Superior Federal Court - STF”) questioning the timing validity of the credits and their calculation methodology. Future decisions of the STF may result in adjustments to recognized credits, including credits that have already been used to offset other tax debts.

45 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

22	Related parties

	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Parent
Votorantim S.A. (i)	-	-	2	3	809	517	-	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	-	1,160	1,415	-	-	-	-
Companhia Brasileira de Alumínio	1,479	1,812	-	-	175	341	-	-	-	11
Votorantim Cimentos S.A.	595	1,518	-	738	121	48	-	-	-	-
Votener - Votorantim Comercializadora de Energia Ltda.	332	290	-	-	6,330	7,172	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	421	500	-	-	-	-
Other	5	-	-	3	871	1,352	4,557	6,662	561	823
	2,411	3,620	2	744	9,887	11,345	4,557	6,662	561	834

Current	2,411	3,620	-	-	9,887	11,345	4,557	6,662	-	-
Non-current	-	-	2	744	-	-	-	-	561	834
	2,411	3,620	2	744	9,887	11,345	4,557	6,662	561	834

46 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	Sales			Purchases
	2020	2019	2018	2020	2019	2018
Parent
Votorantim S.A. (i)	-	26	-	4,378	6,176	3,649

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	26,280	5,046	-
Companhia Brasileira de Alumínio	7,828	2,157	39	1,156	1,964	1,626
Votorantim Cimentos S.A.	-	196	173	524	2,186	365
Votener - Votorantim Comercializadora de Energia Ltda.	9,740	3,288	2,115	7,721	9,596	10,054
Votorantim International CSC S.A.C	-	-	-	6,638	5,584	4,136
Other	11	510	-	582	1,581	784
	17,579	6,177	2,327	47,279	32,133	20,614

(i) The Company entered into an agreement with VSA on September 4, 2008, for services provided by the Center of Excellence (“CoE”) of VSA related to administrative activities, human resources, back office, accounting, taxes, technical assistance, and training, among others. Under a cost sharing agreement, the Company reimburses VSA for the expenses related to these activities in respect of the Company.

(ii) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family member may have significant influence at its holding level. The updated amount of this contract is USD 52,668 at December 2020. In June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction services for the Aripuanã project, in the total amount of USD 21,319.

47 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Key management compensation

Key management includes the members of the Company's global executive team and Board of directors. Key management compensation, including all benefits, was as follows:

	2020	2019
Short-term benefits	6,765	6,727
Other long-term benefits	1,791	660
	8,556	7,387

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

23	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Replacement costs are included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the benefits expected from the asset in its current condition. Replacement costs are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their costs to their residual values over their estimated useful lives.

The assets' residual values and useful lives are reviewed annually and adjusted if appropriate.

An asset's carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company in order to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other income and expenses, net in the income statement.

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

48 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within Assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to Buildings and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

Refer to note 8 for the Company’s accounting policy related to capitalization of mineral exploration and project evaluation costs for mining projects.

Capitalized costs incurred during a project’s exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment and are only depreciated by the units of production (“UoP”) method once the development stage finishes and the project’s operation starts.

Costs incurred during a project’s development stage are capitalized under Property, plant, and equipment within Assets and projects under construction. Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are allocated to cash-generating units when applicable. The annual impairment test is disclosed in note 33.

49 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Asset retirement obligation

An asset retirement obligation is an obligation related to the permanent removal from service of a tangible long-lived asset that results from the acquisition, construction or development, or the normal operations of a tangible long-lived asset. At the initial recognition of an asset retirement obligation and at the periodical revisions of the expected disbursements and the discount rate, the changes in the liability are charged to property, plant and equipment.

The capitalized amount recognized in property, plant and equipment is depreciated based on the useful life of the underlying asset. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as Other income and expenses, net.

Impairment

Refer to note 33 for the Company’s accounting policy related to impairment of property, plant and equipment.

50 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

	2020
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total
Balance at the beginning of the year
Cost	1,050,632	2,419,034	549,903	201,892	261,117	45,035	4,527,613
Accumulated depreciation and impairment	(511,973)	(1,666,480)	(14,811)	(97,233)	(93,009)	(21,417)	(2,404,923)
Net balance at the beginning of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690
Additions (i)(ii)	-	3,315	336,457	-	-	935	340,707
Disposals and write-offs	(240)	(1,732)	(662)	-	-	(42)	(2,676)
Depreciation	(48,938)	(110,515)	-	(6,096)	(869)	(1,261)	(167,679)
Impairment of non-current assets - note 33	(45,188)	(26,521)	(57,621)	(13,804)	(15,805)	(106)	(159,045)
Foreign exchange effects	(60,934)	(78,038)	(83,982)	(12,821)	(3,852)	(4,182)	(243,809)
Transfers – note 24 (a)	71,244	88,047	(201,752)	-	36,042	1,770	(4,649)
Reclassification	-	(916)	-	-	-	(1,201)	(2,117)
Remeasurement of asset retirement obligations	-	-	-	14,874	-	-	14,874
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296

Average annual depreciation rates %	4	7	-	5	UoP

51 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2019
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects (ii)	Other	Total
Balance at the beginning of the year
Cost	1,002,885	2,357,254	364,476	175,506	243,629	51,142	4,194,892
Accumulated depreciation and impairment	(452,560)	(1,554,728)	(15,407)	(91,874)	(86,904)	(24,968)	(2,226,441)
Net balance at the beginning of the year	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451
Additions (i)(ii)	47	508	410,253	776	1,529	32	413,145
Disposals and write-offs	(569)	(2,388)	(315)	-	(88)	(2,833)	(6,193)
Depreciation	(50,295)	(134,092)	-	(5,971)	(2,297)	(1,418)	(194,073)
Impairment of non-current assets - note 33	(15,225)	(27,458)	-	-	-	-	(42,683)
Foreign exchange effects	(11,169)	(13,431)	(9,801)	(2,115)	-	(718)	(37,234)
Transfers – note 24 (a)	65,545	129,167	(214,114)	-	12,239	2,381	(4,782)
Reclassification - note 25 (a)	-	(2,278)	-	-	-	-	(2,278)
Remeasurement of asset retirement obligations	-	-	-	28,337	-	-	28,337
Balance at the end of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690
Cost	1,050,632	2,419,034	549,903	201,892	261,117	45,035	4,527,613
Accumulated depreciation and impairment	(511,973)	(1,666,480)	(14,811)	(97,233)	(93,009)	(21,417)	(2,404,923)
Balance at the end of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690

Average annual depreciation rates %	4	7	-	5	UoP	-

(i)	Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 2,023 for the year ended December 31, 2020 (December 31, 2019: USD 8,719).

(ii)	Only the amounts related to the operating unit Atacocha are being depreciated under the UoP method.

52 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)	Impairment of Jarosite project

The Company reviewed its portfolio of assets and projects under construction in 2020 and concluded that there are impairment indicators for its Jarosite Project. The execution of this project was suspended and in 2020 studies to conclude its economical and operational viability began and are ongoing. Within this context, the Company used the fair value method to test the Jarosite project for impairment and recorded an impairment loss in the amount of USD 45,220 in 2020. Expenditures related to the project after the aforementioned impairment, if any, will be registered as impairment loss in the income statement.

For the impairment calculation, the Company has analyzed each component of the project and classified them as saleable, scrap, or labor expenses directly attributable to the project. Saleable and scrap were evaluated in accordance with the Company’s historical recoverability on sale of assets in accordance with each category, and capitalized labor expenses were written off entirely.

(c)	Impairment of Ambrosia mine assets

The Ambrosia mine is located in Brazil and owned by NEXA BR. Initially, according to its licensing process, the end of life of this mine would be in 2021. However, due to the uncertainties associated with the geological model of the area, safety considerations, and a greater movement of ore compared to the original plan, NEXA anticipated the mine´s closure, and communicated the temporary suspension of Ambrosia’s operational activities to the local environmental agency, during the fourth quarter of 2020. Due to the anticipation of the mine closure and the uncertainties that arise with such decision, the Company reviewed Ambrosia´s portfolio of assets and analyzed the possibility of using these assets in other operations, such as the Bonsucesso mine. However, since this project is still under feasibility studies, the Company decided to recognize an impairment loss in the total amount of USD 10,410 thousand (approximately BRL 55,567 thousand). In the future if the assets were to be used in other mines or projects, the Company will analyze the possible reversal or definitively write-off these assets.

24	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 33 for the Company’s impairment accounting policy and critical estimates and judgments.

Rights to use natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

53 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

The costs incurred are impaired if Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to cash generating units (“CGU”). Refer to note 33 for the Company’s impairment accounting policy.

Critical accounting estimates and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine. Any changes to the life of mine, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the life of mine and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected life of mine. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the calculation of amortization.

However, the future conversion of inferred resources is inherently uncertain and involves judgment and estimates that could have a material impact on the Company’s results of operations.

(a)	Changes in the year

	2020
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,645	1,668,956	59,408	2,403,009
Accumulated amortization and impairment	-	(825,163)	(39,320)	(864,483)
Net balance at the beginning of the year	674,645	843,793	20,088	1,538,526
Disposals	-	-	(55)	(55)
Amortization	-	(60,936)	(2,842)	(63,778)
Impairment of non-current assets - note 33	(267,342)	(131,110)	-	(398,452)
Transfers – note 23 (a)	-	-	4,649	4,649
Foreign exchange effects	(869)	(2,877)	(739)	(4,485)
Balance at the end of the year	406,434	648,870	21,101	1,076,405
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Balance at the end of the year	406,434	648,870	21,101	1,076,405

Average annual depreciation rates %	-	UoP	-

54 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2019
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,800	1,669,645	56,853	2,401,298
Accumulated amortization and impairment	-	(620,600)	(38,237)	(658,837)
Net balance at the beginning of the year	674,800	1,049,045	18,616	1,742,461
Additions	-	-	56	56
Disposals	-	-	(377)	(377)
Amortization	-	(105,262)	(2,332)	(107,594)
Impairment of non-current assets - note 33	-	(99,450)	-	(99,450)
Transfers – note 23 (a)	-	-	4,782	4,782
Foreign exchange effects	(155)	(541)	(656)	(1,352)
Balance at the end of the year	674,645	843,792	20,089	1,538,526
Cost	674,645	1,668,956	59,409	2,403,010
Accumulated amortization and impairment	-	(825,164)	(39,320)	(864,484)
Balance at the end of the year	674,645	843,792	20,089	1,538,526

Average annual depreciation rates %	-	UoP	-

25	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the measurement of the contract.

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. At December 31, 2020, interest rates were between 5.24% to 11.39% for Brazil and 2.65% to 5.49% for Peru.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in Cost of sales or Administrative expenses based on the designation of the related assets.

55 of 77

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(a)	Right-of-use assets - Changes in the year

					2020	2019
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	6,836	10,280	5,846	22,810	45,772	41,521
Accumulated amortization	(1,569)	(2,878)	(3,675)	(8,103)	(16,225)	-
Net balance at the beginning of the year	5,267	7,402	2,171	14,707	29,547	41,521
New contracts	329	1,441	-	4,015	5,785	3,517
Amortization	(1,560)	(2,821)	(1,887)	(6,200)	(12,468)	(16,225)
Reclassification – note 23 (a)	-	-	-	-	-	2,278
Foreign exchange effects	(704)	(1,082)	-	(2,209)	(3,995)	(1,544)
Balance at the end of the year	3,332	4,940	284	10,313	18,869	29,547
Cost	6,461	10,639	5,846	24,616	47,562	45,772
Accumulated amortization	(3,129)	(5,699)	(5,562)	(14,303)	(28,693)	(16,225)
Net balance at the end of the year	3,332	4,940	284	10,313	18,869	29,547
Average annual amortization rates %	25	35	63	39

(b)	Lease liabilities - Changes in the year

	2020	2019
Balance at the beginning of the year	34,384	41,450
New contracts	5,785	3,517
Payments of lease liabilities	(9,100)	(13,280)
Interest paid on lease liabilities	(1,385)	(3,259)
Interest accrued – note 10	1,757	3,418
Reclassification	-	3,087
Foreign exchange effects	(5,752)	(549)
Balance at the end of the year	25,689	34,384
Current liabilities	15,999	16,474
Non-current liabilities	9,690	17,910

Leasing agreements were assessed by the Company to evaluate any COVID-19 impacts, and no material impacts in the measurement of the liabilities were identified for 2020.

26	Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost and designated as fair value option, if necessary. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

56 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(a)	Composition

				2020	2019
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	22,846	1,316,126	1,338,972	1,043,748
Export credit notes	LIBOR + 1.54% 111.55 % CDI	50,934	183,287	234,221	97,378
Term loans	LIBOR + 1.27 % Fixed + 8.49%	47,415	166,320	213,735	197,926
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.43%	9,629	170,199	179,828	95,295
Debentures	107.5 % CDI	5,224	5,164	10,388	20,265
Other		9,954	37,216	47,170	53,945
		146,002	1,878,312	2,024,314	1,508,557

Current portion of long-term loans and financings (principal)		61,279
Interest on loans and financings		36,652

(b)	Loans and financing transactions during the year ended December 31, 2020

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of its outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes at a cost of 4.625% p.a. remain outstanding. In the transaction the Company also paid an amount of USD 14,481 related to the premium over the notes, which was recognized in the net financial results. Refer to note 10 for additional information on the effect on income statement.

On March 12, 2020, in order to enhance its short-term liquidity, NEXA Peru entered into a term loan with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity and an option to prepay before maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD. The Company accounted for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. The term loan is guaranteed by NEXA.

At the end of March 2020, in order to enhance its short-term liquidity in Brazil, the Company entered into four export credit note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) at costs between 134.2% of CDI and CDI + 1.80% up to 4.20%, with maturity dates between 1 and 5 years. All these credit notes were obtained from global financial institutions and can be repaid before maturity.

57 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

On April 9, 2020, NEXA BR entered into an additional export credit note agreement in the total principal amount of BRL 230,000 thousand, representing USD 45,297 approximately, registered in the date of the received cash, at a cost of CDI + 3.90%, with a one-year maturity. The export credit note is guaranteed by NEXA.

On April 14, 2020, in order to enhance its short-term liquidity, the Company fully drew down its revolving credit facility in the amount of USD 300,000.

On June 15, 2020, the Company concluded a Bond Offering in the amount of USD 500,000, with a maturity date in January 2028 at an interest rate of 6.50% per year. The interest on the notes will be paid semi-annually commencing on January 18, 2021. The bonds are guaranteed by NEXA BR, NEXA Peru and NEXA CJM. The funds of this new offering were used to prepay three outstanding debts, as follows:

a.	Export Facility Agreement in the aggregate principal amount of USD 100,000 and USD 246 of accrued interest, on June 19, 2020;

b.	Revolving Credit Facility in the aggregate principal amount of USD 300,000 and USD 1,348 of accrued interest, on June 23, 2020; and

c.	Export Credit Note in Brazil in the aggregate principal amount of USD 91,308, USD 4,521 of accrued interest and USD 596 of penalty charge, on June 29, 2020.

On July 22, NEXA, through its subsidiary Dardanelos, entered into a new loan agreement with the Brazilian Economic and Social Bank (“BNDES”) of up to BRL 750,000 thousand (approximately USD 140,000) at a cost of TLP (“Taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040. This agreement is guaranteed by NEXA BR and NEXA. The proceeds will be used to finance the ongoing construction of the Aripuanã project. After complying with all the established precedent conditions, the Company obtained the disbursement of the following tranches during the fourth quarter of 2020:

a.	On October 26, 2020, BRL 225,000 thousand (approximately USD 39,945); and,

b.	On December 28, 2020, BRL 250,000 thousand (approximately USD 47,719).

On October 30, 2020, the Company prepaid the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of BRL 230,000 thousand and BRL 887 thousand of accrued interest (approximately USD 45,469).

58 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(c)	Changes in the year

	2020	2019
Balance at the beginning of the year	1,508,557	1,424,867
New loans and financings	1,296,496	106,229
Debt issue costs	(9,921)	(255)
Payments of loans and financings	(757,513)	(19,437)
Foreign exchange effects	(45,295)	(7,754)
Changes in the Company´s credit risk of the financial liability (i)	787	-
Fair value of loans and financings (i)	8,058	6,640
Reclassification	-	(3,490)
Interest accrual	107,532	73,561
Premium paid on bonds repurchase	(14,481)	-
Interest paid on loans and financings	(69,906)	(71,804)
Balance at the end of the year	2,024,314	1,508,557

(i) Related to the changes in the fair value of two debt contracts for which the Company elected to apply the fair value option for measurement. The fair value option aims to eliminate the accounting mismatch that would arise if amortized cost were used since such debt contracts have derivative financial instruments contracted to economically modify certain terms of such debt contracts. In the year, the fair value of the relevant derivative financial instruments resulted in a gain in the total amount of USD 16,565. Therefore, in 2020, the net result between the debt contracts and the relevant derivative financial instruments was a gain of USD 8,507 (excluding the effect of changes in the Company´s credit risk of the financial liability in the amount of a loss of USD 787, which is included in other comprehensive (loss) income). Below is a summary of these two debt contracts terms:

a.	Export Credit Note agreement in the principal amount of USD 90,000, at a cost of three-month Libor + 1.54% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest index to CDI + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL. However, as mentioned in note 17, this swap was unwound in July, but this debt will still be measured at fair value as initially defined.

b.	Term loan in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD.

(d)	Maturity profile

	2020
	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds – USD	22,846	-	124,244	-	-	1,191,882	1,338,972
Export credit notes	50,934	47,060	-	87,650	48,577	-	234,221
Term loans	47,415	43,914	23,727	3,542	95,137	-	213,735
BNDES	9,629	14,834	19,187	19,742	18,795	97,641	179,828
Debentures	5,224	5,164	-	-	-	-	10,388
Other	9,955	9,635	8,246	7,737	7,736	3,861	47,170
	146,003	120,607	175,404	118,671	170,245	1,293,384	2,024,314

59 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(e)	Analysis by currency

			2020	2019
	Current	Non-current	Total	Total
USD	71,185	1,498,757	1,569,942	1,389,462
BRL	74,034	377,600	451,634	119,095
Other	783	1,955	2,738	-
	146,002	1,878,312	2,024,314	1,508,557

(f)	Analysis by index

			2020	2019
	Current	Non-current	Total	Total
Fixed rate	31,300	1,424,790	1,456,090	1,044,564
LIBOR	48,120	182,454	230,574	345,601
TLP	6,201	126,079	132,280	53,712
BNDES SELIC	2,170	28,513	30,683	25,970
CDI	55,899	100,784	156,683	20,265
TJLP	2,270	15,692	17,962	18,333
Other	42	-	42	112
	146,002	1,878,312	2,024,314	1,508,557

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in year ended December 31, 2020. Before the end of June 30, 2020, waiver agreements were concluded as explained below.

The financial covenants are measured annually and semiannually, as required by the debt contracts, and given the impact of the COVID-19 on the Company’s financial situation as of June 30, 2020, the Company obtained waivers in respect of its Leverage Ratio as of June 30, 2020 and as of December 31, 2020 and repaid certain of its debts with Leverage Ratio covenants. NEXA will not be required to measure its Leverage Ratio Covenant until June 30, 2021. These waivers were negotiated in anticipation of a possible breach of the Leverage Ratio at the end of June and December 2020, and the Company paid waiver fees in the amount of USD 2,234. As of December 31, 2020, the Company was in compliance of all its financial covenants.

27	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

60 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2020	2019
Trade payables	360,235	402,735
Related parties – note 22	9,887	11,345
	370,122	414,080

28	Asset retirement and environmental obligations

Accounting policy

Provision is made for asset retirement obligations, restoration and environmental costs when the liability arises due to the development or mineral production of an operating asset, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work.

The cash flows are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability are recognized in the income statement.

Critical accounting estimates and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations consider critical future closure costs estimates and several assumptions such as interest rates, inflation and useful lives of the assets. These estimates are reviewed quarterly by the Company.

Cost estimates can vary in response to many factors of each site that include timing, expected life of mine, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, among others.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future financial results and balance sheet position.

(a)	Changes in the year

			2020	2019
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	222,377	71,451	293,828	270,283
Additions	-	-	-	777
Payments	(3,350)	(7,076)	(11,132)	(14,550)
Foreign exchange effects	(21,613)	(15,532)	(37,145)	(4,301)
Interest accrual	10,889	3,126	14,015	13,425
Remeasurement discount rate (i)	17,379	(3,112)	14,973	(3,635)
Changes in amount and time of cash flows (ii)	1,507	-	1,507	31,828
Balance at the end of the year	227,189	48,857	276,046	293,827
Current liabilities	24,510	8,585	33,095	19,001
Non-current liabilities	202,679	40,272	242,951	274,826

61 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(i) As of December 31, 2020, the credit risk-adjusted rate used for Peru was between 1.70% to 4.00% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 0.07% to 6.75% (December 31, 2019: 3.5% to 5.3%).

(ii) In 2019, as part of its annual asset retirement obligations review, the Company increased its expectation of disbursements on decommissioning obligations in certain operations, in accordance with updates in its environmental or asset retirement studies. Property, plant and equipment has been increased by the same amount in accordance with the update of asset retirement studies of the year ended December 31, 2019. For the year ended December 31, 2020, there were no updated environmental studies.

29	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses.

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

Critical accounting estimates – Provisions for legal claims

The Company is part of ongoing labor, civil, tax and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the positions of external legal counsel, and require a high level of judgment regarding the matters involved. Income tax claims are discussed at the current and deferred income tax section (note 11).

62 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)            Changes in the year

					2020	2019
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	7,747	13,779	1,061	3,483	26,070	30,641
Additions	1,373	12,204	13	10,462	24,052	12,012
Reversals	(1,972)	(6,566)	-	(4,602)	(13,140)	(8,833)
Interest accrual	242	1,307	34	(194)	1,389	2,048
Payments	(150)	(1,564)	(7)	-	(1,721)	(5,263)
Foreign exchange effects	(1,364)	(3,065)	(238)	(480)	(5,147)	1,104
Impact of the adoption of IFRIC 23	-	-	-	-	-	(6,047)
Settlements with escrow deposits	-	(468)	-	-	(468)	-
Other	358	(419)	(78)	-	(139)	409
Balance at the end of the year	6,234	15,208	785	8,669	30,896	26,071

(b)            Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2020			2019
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,594)	7,828	6,234	(2,449)	10,197	7,748
Labor	(2,797)	18,005	15,208	(3,071)	16,850	13,779
Civil	(722)	1,507	785	(832)	1,893	1,061
Environmental	-	8,669	8,669	-	3,483	3,483
Balance at the end of the year	(5,113)	36,009	30,896	(6,352)	32,423	26,071

The outstanding judicial deposits of the Company as of December 31, 2020 are USD 5,566 (December 31, 2019: USD 7,281).

Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statement. The Company does not recognize a liability because it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated.

(c)            Summary of contingent liabilities

The Company is a party to other litigation involving a risk of possible loss, for which no provision has been recognized, as detailed below:

	2020	2019
Tax	182,380	196,031
Labor	33,205	39,918
Civil	17,502	21,549
Environmental	85,390	112,920
	318,477	370,418

Contingent liabilities decreased in 2020, mainly because the BRL devaluation against the USD during the year.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the Peruvian internal revenue services, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 95,957.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 12,797.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 4,447.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 12,954.

•	The tax rate applied to interstate sales for manufactured goods with imported content. The estimated financial effect of this contingent liability is USD 3,235.

•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 5,243.

(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions, mostly claiming the payment of indemnities on dismissals, health hazard premiums and hazardous duty premiums, overtime and commuting hours, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses and work accidents. The individual amount of the claims are not material.

(iii)	Comments on contingent civil liabilities

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property damage, pain and suffering. The estimated financial effect of this contingent liability is USD 16,418.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River near the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 71,388.

30	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the Streamer) and by which referential silver contents found in the ore concentrates sold by the Company are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by the management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The price transaction is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable consideration related to the production capacity of the mine linked to the Life of Mine and London Metal Exchange (LME). IFRS 15 requires that for contracts containing variable consideration, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

65 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimative prices for determine the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows (iv) estimative of life of mine, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement, which consisted of an upfront payment of USD 250,000 for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit. The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

The changes in the contractual obligation are shown below:

	2020	2019
Balance at the beginning of the year	180,522	199,637
Revenues recognition upon ore delivery	(28,492)	(25,660)
Remeasurement of revenues based on new reserves (i)	7,813	-
Accretion for the year	6,182	6,545
Balance at the end of year	166,025	180,522
Current	27,132	26,351
Non-current	138,893	154,171

(i) As of December 31, 2020, the Company recognized a retroactive adjustment in its silver streaming revenues given new reserves identified in Cerro Lindo since according to its accounting policy, changes in life of mine are a variable consideration.

31	Confirming Payables

Accounting policy

The Company enters into contracts with some suppliers to extend the commercial payment term to 180 days. In these contracts, the suppliers have the option to request the bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers could improve their working capital position. The bank pays the supplier with an interest discount and the Company assumes part of the interest payment to the supplier given the negotiation to extend the commercial payment term to 180 days.

66 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

As of December 31, 2020, accounts payable of USD 145,295 were included in these contracts (December 31, 2019: USD 82,770; December 31, 2018: USD 70,411).

32	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under the Company’s buyback program and that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2020, the outstanding capital of USD 132,439 (2019: 133,320) is comprised of 132,439 thousand subscribed and issued common shares (2019: 133,320 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On September 20, 2018, the Company’s Board of Directors approved a share buyback program to repurchase up to USD 30,000 of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. The repurchased shares were not cancelled but held in treasury at that time. As of December 31, 2019, the Company had repurchased USD 9,435, corresponding to 881,902 shares.

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the shareholders of the Company approved the cancellation of the 881,902 shares held in treasury, previously repurchased as explained above. For this reason, after the cancellation shares occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

67 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(d)	Additional paid in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(e)	Accumulated other comprehensive (loss) income

The changes in the accumulated other comprehensive (loss) income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial liabilities	Total
At January 01, 2018	(99,829)	2,576	-	(97,253)
Translation adjustment on foreign investments	(9,959)	-	-	(9,959)
Cash flow hedge accounting	-	(2,192)	-	(2,192)
At December 31, 2018	(109,788)	384	-	(109,404)
Translation adjustment on foreign investments note 3 (Revision)	(21,115)	-	-	(21,115)
Cash flow hedge accounting	-	879	-	879
At December 31, 2019	(130,903)	1,263	-	(129,640)
Translation adjustment on foreign investments	(138,840)	-	-	(138,840)
Cash flow hedge accounting	-	3	-	3
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	-	-	(875)	(875)
At December 31, 2020	(269,743)	1,266	(875)	(269,352)
Attributable to NEXA's shareholders				(229,491)
Attributable to non-controlling interests				(39,861)

(f)	Earnings per share

Basic earnings per share are computed by dividing the net income attributable to the NEXA’s shareholders by the average number of outstanding shares for the year. Diluted earnings per share is computed in a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be dilutive. The Company does not have any dilutive shares and consequently the basic and diluted earnings per share are the same.

	2020	2019	2018
Net (loss) income for the year attributable to NEXA's shareholders	(559,247)	(145,135)	77,026
Weighted average number of outstanding common shares – in thousands	132,439	132,622	133,313
Basic and diluted (losses) earnings per share – USD	(4.22)	(1.09)	0.58

68 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(g)	Karmin acquisition agreement

The Company, through its subsidiary Votorantim Metals Canada Inc., acquired Karmin Exploration Inc. (“Karmin”), a public company listed on the TSX Venture Exchange (Canada) and the Lima Stock Exchange (Peru), for an aggregate acquisition price of USD 70,000. Karmin indirectly held the minority 30.0% interest of Dardanelos, owner of the Aripuanã project, not otherwise owned by the Company. On October 16, 2019, the transaction was approved by Karmin’s shareholders and it closed on October 30, 2019, when the articles of arrangement were filed and the aggregate consideration was paid.

The acquisition price contemplated (i) the acquisition of 89,945,479 common shares, representing 100% of the issued and outstanding shares of Karmin, for an aggregate consideration of USD 69,300 paid at closing date to the shareholders of Karmin, and (ii) a USD 700 loan from the Company to Karmin for general corporate purposes.

On November 1 and 4, 2019, Karmin delisted its shares from the TSX Venture Exchange and the Lima Stock Exchange, respectively. At the date of the delisting, the Company owned 100% of the outstanding Karmin shares. On November 5, 2019 Votorantim Metals Canada Inc. and Karmin were amalgamated and Karmin ceased to exist.

The transaction was accounted for as a transaction with non-controlling interests, as the Company already controlled Dardanelos at the acquisition date. An amount of USD 71,054 related to the difference between the transaction’s acquisition price and the carrying amount of the non-controlling interest held prior to the acquisition was recognized in equity attributable to the NEXA’s shareholders.

(h)	Acquisition and transfer of the 7.7% participation in the Aripuanã Project between subsidiaries

On April 28, 2020, the Board of Directors of NEXA Peru approved the sale of this company’s participation in Dardanelos at a USD 17,970 market value, corresponding to its 7.7% interest in the Aripuanã project, to NEXA BR. After the acquisition executed in 2019 of a third party’s 30% non-controlling interest in the Aripuanã Project, this transfer between NEXA Peru and NEXA BR consolidated the project’s ownership in NEXA BR, NEXA’s principal wholly owned subsidiary in Brazil. This sale, which was concluded in June, had no effect on NEXA’s consolidated financial statements.

(i)	Decrease in the subscribed capital from Pollarix

On April 22, 2020, NEXA’s subsidiary Pollarix reduced proportionally its subscribed capital in the amount, to be paid to its shareholders, of BRL 110,000 thousand (USD 20,057), of which BRL 73,334 thousand (USD 13,392) were related to non-controlling interests owned by VGE, a related party. By the end of 2020, Pollarix had completely paid this capital reduction to its shareholders.

(j)	Dividend distribution

On March 16, 2020 the Company paid dividends for USD 50,000 (USD 0.377533 per common share) to its shareholders, determined based on NEXA’s standalone statutory accounts prepared under Luxembourg GAAP. Additionally, during the second quarter, the Company’s subsidiary Pollarix declared and paid dividends in the amount of USD 5,332 to non-controlling interests owned by Votorantim Geração de Energia S.A. (“VGE”) which is a related party and USD 2,133 to NEXA.

69 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(k)	Non-controlling interests

	NEXA Peru		Pollarix
Summarized balance sheet	2020	2019	2020	2019
Current assets	590,948	725,103	16,902	24,365
Current liabilities	233,710	237,369	12,936	15,058
Current net assets	357,238	487,734	3,966	9,307

Non-current assets	615,290	695,712	56,049	125,335
Non-current liabilities	535,838	602,357	18,773	35,872
Non-current net assets	79,452	93,355	37,276	89,463

Net assets	436,690	581,089	41,242	98,770

Accumulated non-controlling interests	201,964	313,818	41,835	65,846

	NEXA Peru		Pollarix
Summarized income statement	2020	2019	2020	2019
Net revenues	541,099	745,181	67,793	83,597
Net (loss) income for the year	(138,824)	11,370	25,960	50,350
Other comprehensive (loss) income	(5,575)	-	(11,252)	1,552
Total comprehensive (loss) income for the year	(144,399)	11,370	14,708	51,902

Comprehensive (loss) income attributable to non-controlling interests	(25,087)	(6,918)	(84,999)	1,619
Dividends paid to non-controlling interests	-	30,427	5,332	10,867

	NEXA Peru		Pollarix
Summarized statement of cash flows	2020	2019	2020	2019
Net cash (used in) provided by operating activities	29,949	43,341	(13,552)	(55,426)
Net cash (used in) provided by investing activities	(47,462)	(111,268)	(1,560)	36,152
Net cash (used in) provided by financing activities	(113,415)	(200,248)	6,147	9,564
Increase in cash and cash equivalents	(130,928)	(268,175)	(8,965)	(9,710)

33	Impairment of non-current assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment as of September 30, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Impairment of non-financial assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in life of mine, the cancelation or significant reduction in the scope of a project, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time are not recognized.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs in accordance with the accounting policy described in note 8, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development projects costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development projects costs, the Company performs the impairment test in two steps. In the first step, producing assets our group of producing assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development projects costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset. FVLCD is estimated by the Company using discounted cash flows techniques and, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed life of mine and long-term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects), considering their evaluation, eventual change in their scope or feasibility, and the development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current life of mine plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes into account all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The life of mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to have regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

With respect to the estimated future cash flows of capitalized exploration assets and development projects, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows.

The discount is based on the stage of the project and the type of metal.

The cash flow forecasts were adjusted to reflect the potential impacts of the COVID-19 outbreak on the Company and the future projections and operational decisions of management.

Critical accounting estimates and judgments - Impairment of non-current assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. When applying its judgment in grouping CGUs, the Company concluded that its mining operations in Vazante and Morro Agudo should be grouped with its Três Marias smelter operation, as these two mines are vertically integrated operations with the smelter. Also, the Company concluded that the Shalipayco greenfield project should be grouped with the Cerro Pasco CGU as the current plan, as determined in the scoping study of the project, is to integrate Shalipayco into the Cerro Pasco complex.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors such as an increase in production costs and delays in projects result in impairment indicators require significant judgment. Among others, the long-term zinc price and the discount rate may have a significant impact in the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Impairment analysis

On March 31, 2020, the Company identified impairment indicators that arose mainly as a result of the decrease in short- and mid-term commodities prices, suspension of production, discontinued projects and increased operating costs. On September 30, 2020, the Company performed its annual impairment test for the CGUs to which goodwill has been previously allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla) and given that the Company assessed that there were new impairment indicators, the Company expanded the scope of this test to include all of NEXA’s CGUs. This impairment indicators were the decrease in the market long term zinc price, which is assessed by the Company as part of the strategic planning process which is performed during the third quarter of every year as well as a result of the higher CAPEX to be invested in the Cerro de Pasco CGU.

The two impairment assessments made during the year as explained above, resulted in impairment of non-current assets charges of USD 225,633 in the Cerro Pasco CGU and of USD 267,342 in the Mining Peru - goodwill. In addition to this economic impairment, the Company registered individual assets impairment for: (i) USD 45,220 in relation to the Jarosite project (for more information please refer to note 23 (b)); (ii) USD 10,410 in relation to the Ambrosia mining assets (for more information please refer to note 23 (c)); USD 10,055 in relation to Atacocha underground assets (for more information please refer to note 1); and, USD 1,162 related to the reversal of the impairment of other specific assets. In this way, the total recognized impairment of the year was of USD 557,497 (after-tax USD 485,692). The Company, as of December 31, 2020, performed an additional impairment assessment and did not identify any impairment indicator as of this date.

As of December 2019, mainly because of the substantial decline in short-term zinc prices in the spot market, a reduction in the life of mine of Cerro Pasco operations due to a decrease in mineral reserves and resources estimates and the persistent carrying amounts of the net assets of the Company being above the market value, the Company’s management considered that these indicators could have a material impact on the CGUs recoverable amounts. After the Company impairment assessment, an economic impairment of USD 142,133 regarding Cerro Pasco CGU was identified.

Both impairment results are shown in the Table below:

Impairment losses CGUs or Group of CGUs	2020	2019	2018
Cerro Pasco (i)	225,633	142,133	-
Cerro Lindo (i)	-	-	-
Mining Peru – goodwill (ii)	267,342	-	-
Cajamarquilla	-	-	-
Três Marias System (iii)	-	-	-
Juiz de fora	-	-	-
	492,975	142,133	-

(i) Includes exploration assets and development projects with capitalized mining rights and development costs allocated.

(ii) Represents the lowest level within the Company at which the goodwill generated in the acquisition of NEXA Peru is monitored.

(iii) Currently Três Marias smelter is integrated with the operations of Vazante and Morro Agudo and, therefore, are considered as a single CGU.

(a)	Key assumptions used in impairment test

The recoverable amount for each CGU was determined based on the FVLCD method, which was higher than the VIU.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

The Company identified long term metal prices, discount rate and life of mine (“LOM”) as key assumptions for the recoverable amount determination, due to the material impact such assumptions may cause on the recoverable value. These assumptions are summarized below:

	2020	2019	2018
Long-term zinc (USD/t)	2,449	2,571	2,517
Discount rate (Brazil)	7.82%	7.10%	7.13%
Discount rate (Peru)	7.22%	6.38%	6.30%
Brownfield projects - LOM (years)	from 5 to 17	from 8 to 13	from 9 to 21
Greenfield projects - LOM (years)	from 12 to 18	from 12 to 24	from 12 to 24

(b)	Impairment loss

(i)	Cerro Pasco CGU

As explained above, an impairment loss was identified at the CGU level and since it is not directly related to a single asset, the loss was allocated in a pro rata basis to the following assets:

Impairment loss	2020	2019
Property, plant and equipment	94,523	42,683
Intangible assets	131,110	99,450
	225,633	142,133

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,326 per ton compared to management´s estimation as of December 31, 2020 would have had resulted in the recognition of an impairment loss of USD 275,447 (or an additional impairment of USD 49,814 in the CGU Cerro Pasco). Also, an increase of 5% in discount rate compared to management´s estimation as of December 31, 2020 would have had resulted in an impairment loss of USD 234,775 (or an additional impairment of USD 9,142 in the CGU Cerro Pasco).

(ii)	Mining Peru Group of CGU - Goodwill – Breakdown between non-current assets classes and stress test

Before the impairment of goodwill recognized during 2020, the CGU Mining Peru had a goodwill in the amount of USD 578,280. After this impairment, assigned to Intangible assets, the goodwill’s balance is of USD 310,938.

Impairment loss	2020	2019
Property, plant and equipment	-	-
Intangible assets	267,342	-
	267,342	-

Given the impairment indicators identified in March, an impairment analysis was performed during this month, recognizing an impairment loss of USD 267,342. In September, the annual impairment test was performed and based on the analysis made, no additional impairment was required. No impairment indicators were identified after the annual test made in September. This CGU has a headroom of USD 35,229 or 3.2% of its carrying amount.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(c)	Impairment results – Other CGUs

The impairment indicators identified, led to a decrease in the recoverable amount of all the Company’s CGUs. However, the effects were less prominent than in the CGU Cerro Pasco and Mining Peru and no impairment loss were identified in other CGUs.

The Company also estimated the amount by which the value assigned to each of these key assumptions must change in order for the CGUs recoverable amount to be equal to their carrying amount:

Cash generating unit	Excess over carrying amount	Decrease in long term zinc (USD/t)		Increase in discount rate
		Change	Price	Change	Rate
Cerro Lindo	346,167	(47)%	1,298	65%	11.90%
Cajamarquilla	101,689	(4)%	2,354	11%	8.00%
Três Marias system	1,137,525	(38)%	1,518	284%	30.00%
Juiz de fora	589,646	(55)%	1,102	479%	45.30%
Aripuanã	412,143	(34)%	1,616	90%	14.90%
Goodwill – Mining Peru	35,229	(5)%	2,330	5%	7.60%

34	Long-term commitments

(a)	Capital commitments – Aripuanã project

At December 31, 2020, the Company had contracted USD 156,893 (December 31, 2019: USD 211,259) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that had not been incurred yet.

(b)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by September 2024, would require additional disbursements of USD 102,900 as a penalty for the non-execution of the agreed levels.

35	Events after the reporting period

(a)	Prepaid Export Credit Note

On January 22, 2021, the Company prepaid the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand and BRL 12,905 thousand of accrued interest (approximately USD 51,105).

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(b)	Dividends distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the

Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of approximately USD 35,000 to be paid on March 26, 2021.

*.*.*

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Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December, 31, 2020, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2020.

Changes in internal control over financial reporting

In 2020, the Company implemented additional procedures to improve controls over movements in the translation reserve and additional paid in capital accounts within shareholders’ equity.

Also in 2020, the Company implemented automated procedures to replace manual controls over the tax basis of fixed assets at one of the Company’s subsidiaries and improve controls to calculate the deferred tax effects of temporary differences on depreciation of those fixed assets.

There were no other changes in our internal control over financial reporting during 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

Nexa Resources S.A.

/s/ Tito Botelho Martins Junior	/s/ Rodrigo Nazareth Menck
Tito Botelho Martins Junior	Rodrigo Nazareth Menck
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for leases and the manner in which it accounts for uncertainty over income tax treatments in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment – Cash-Generating Units (“CGUs”)

As described in Note 33 to the consolidated financial statements, in 2020 the Company carried out impairment assessments in connection with identified indicators of impairment in all CGUs, resulting in impairment charges of $ 225,633 in Cerro Pasco CGU and of $ 267,342 in the goodwill related to Mining Peru Group of CGU. Potential impairment is identified by comparing the recoverable amount to its carrying amount, including goodwill where applicable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management estimated the fair value less cost of disposal using a discounted cash flow model. Management’s cash flow projections for each Cash-Generating Unit included significant judgments and assumptions related to long-term metal prices, discount rate and life of mine.

The principal consideration for our determination that performing procedures relating to impairment assessment of Cash-Generating Units is a critical audit matter are there was significant judgment by management when developing the recoverable amount of the Cash-Generating Units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related long-term metal prices, discount rate and life of mine. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s Cash-Generating Units. These procedures also included, among others, testing management’s process for developing the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy, of underlying data used in the model; and evaluating the significant assumptions used by management, related to the long-term metal prices, discount rate and life of mine. Evaluating management’s assumptions related to long-term metal prices, discount rate and life of mine involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Cash-Generating Units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

Assessment of recoverability of deferred income tax assets

As described in Note 11 to the consolidated financial statements, as of December 31, 2020, the Company had deferred income tax assets of $ 221,580 thousand, arising from temporary differences and net operating losses. Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary differences and/or tax losses can be utilized.

The principal considerations for our determination that performing procedures relating to the assessment of recoverability of deferred tax assets is a critical audit matter are there was significant judgment by management when developing their projection of recoverability of deferred tax assets. This in turn led to a high degree of auditor judgment and effort in evaluating audit evidence relating to the future taxable income for the utilization of these assets. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls that address the risks of material misstatement relating to the recoverability of deferred tax assets, including controls over management’s projections of future taxable income. These procedures also included, among others, testing management’s process for developing the projections of future taxable income by income tax jurisdiction, tested the completeness and accuracy of the underlying data used in the projections, tested the appropriateness of the recoverability assessment model and tested the key assumptions used by management in the projection of recoverability of deferred tax assets. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s future tax model and certain significant assumptions related to the long-term metal prices.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil

February 11, 2021

We have served as the Company’s auditor since 2001.